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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

   SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                               FORUM GROUP, INC.
                           (NAME OF SUBJECT COMPANY)

                               ----------------

                               FORUM GROUP, INC.
                       (NAME OF PERSON FILING STATEMENT)

                        COMMON STOCK, WITHOUT PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                   349841304
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                            MARK L. PACALA, CHAIRMAN
                          AND CHIEF EXECUTIVE OFFICER
                               FORUM GROUP, INC.
                            11320 RANDOM HILLS ROAD
                                   SUITE 400
                            FAIRFAX, VIRGINIA 22030
                                 (703) 277-7000
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)

                               ----------------

                                   COPIES TO:

                               ROBERT A. PROFUSEK
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022

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

ITEM 1. SECURITY AND SUBJECT COMPANY

  The name of the subject company is Forum Group, Inc. (the "Company"). The address of the principal executive offices of the Company is 11320 Random Hills Road, Suite 400, Fairfax, Virginia 22030. The class of equity securities to which this Statement relates is Common Stock, without par value, of the Company (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

  This Statement relates to the tender offer (the "Offer") disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated February 23, 1996 (the "Commencement Date") by FG Acquisition Corp. ("Purchaser"), an Indiana corporation and wholly owned indirect subsidiary of Marriott International, Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding Shares at a purchase price of $13.00 per Share, net to the seller in cash (as paid pursuant to the Offer, the "Offer Consideration"), without interest thereon, on the terms and subject to the conditions to the Offer (the "Conditions"), dated the Commencement Date (the "Offer to Purchase"), and in the related Letter of Transmittal (which together, as amended and supplemented from time to time, constitute the "Offer Documents"). The Offer to Purchase states that the address and principal executive offices of Purchaser and Parent are 10400 Fernwood Road, Bethesda, Maryland 20817.

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 15, 1996 (the "Merger Agreement"), among Parent, Purchaser and the Company. See Item 3(b)(2) for a description of the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit 1 hereto and is incorporated herein by this reference. A copy of the press release issued jointly by Parent and the Company relating to the Merger Agreement is filed as Exhibit 2 hereto and is incorporated herein by this reference.

ITEM 3. IDENTITY AND BACKGROUND

  (a) Name and Address of the Company. The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

  (b) Except as set forth in this Item 3(b), to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings nor any actual or potential conflicts of interest between the Company and its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Parent, its executive officers, directors and affiliates. Reference is also made to Items 4 and 5 and Schedule I for additional information in response to this Item.

  (b)(1) Certain Contracts, Etc. Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are described under the captions "Director Compensation," "Compensation of Executive Officers," "Compensation Committee Report on Executive Compensation," "Certain Relationships and Transactions" and "Security Ownership of Certain Beneficial Owners and Management" on pages 4, 6-11, 14-17 of the Company's Proxy Statement, dated August 4, 1995, for the Company's 1995 Annual Meeting of Shareholders (the "1995 Annual Meeting Proxy Statement"), a copy of which was previously furnished to shareholders. A copy of such portions of the 1995 Annual Meeting Proxy Statement is filed as
Exhibit 3 hereto and is incorporated herein by this reference.

  As described in the 1995 Annual Meeting Proxy Statement, the Company is presently a party to an employment agreement with Mark L. Pacala, Chairman and Chief Executive Officer of the Company, a copy of which is filed as Exhibit 4 hereto and incorporated herein by this reference. Such agreement provides for the payment of certain severance benefits in the event Mr. Pacala terminates his employment, or his employment is terminated, within 12 months following the occurrence of certain change-in-control events (which would include the consummation of the Offer and/or the Merger). The Company is also presently a party to a letter agreement with Dennis L. Lehman, Senior Vice President and Chief Financial Officer of the Company, a copy of which is filed as Exhibit 5 hereto and incorporated herein by this reference. Such agreement provides for the payment of certain severance benefits in the event Mr. Lehman's employment is terminated for any reason other than for cause. The Company estimates that the maximum amount payable pursuant to such agreements is approximately

$1.2 million. The Merger Agreement provides that the Company will honor and, on and after the effective time of the Merger (the "Effective Time"), Parent will cause the surviving corporation in the Merger (the "Surviving Corporation") to honor, all employment, severance, termination, consulting and retirement agreements to which the Company or any of its subsidiaries is a party on the date of the Merger Agreement, subject to the right of the Surviving Corporation to amend or otherwise modify the terms and provisions of any such agreements in accordance with the terms thereof. The Company believes that the foregoing covenant would apply to the agreements between the Company and each of Messrs. Pacala and Lehman.

  Pursuant to the Merger Agreement, Parent has agreed to adopt effective immediately following the Effective Time a severance plan, a copy of which is filed as Exhibit 6 hereto and incorporated herein by this reference.

  Pursuant to the Merger Agreement, all options and other rights to acquire Shares ("Stock Options") granted to employees under any stock option plan, program or similar arrangement of the Company or any subsidiary of the Company (each as amended, an "Option Plan"), whether or not then exercisable, will be cancelled by the Company immediately prior to the earlier of (x) the purchase of Shares pursuant to the Offer (sometimes referred to herein as the "consummation of the Offer") and (y) the Effective Time, and the holders thereof will be entitled to receive from the Company, for each Share subject to such Stock Option, an amount in cash equal to the difference between the Merger Price (as defined in the Merger Agreement) and the exercise price per share of such Stock Option, which amount will be paid at the time the Stock Option is cancelled. All applicable withholding taxes attributable to such payments will be deducted from the amounts payable and all such taxes attributable to the exercise of Stock Options will be withheld from the proceeds received in respect of Shares issuable on such exercise. Except as provided in the Merger Agreement or as otherwise agreed to by the parties and to the extent permitted by the Option Plans, the Option Plans will terminate as of the Effective Time and the provisions in any other plan providing for the issuance or grant by the Company of any interest in respect of the capital stock of the Company will be deleted as of the Effective Time.

  The Company entered into a letter agreement with each of Investors GenPar, Inc. and Apollo Investment Fund, each dated as of October 3, 1995 (the "Letter Agreements") (copies of which are filed as Exhibits 7 and 8 hereto and incorporated herein by this reference), confirming that the Company will indemnify such parties and their affiliates in connection with certain litigation arising out of the 1993 recapitalization of the Company. Such confirmation of the Company's obligation to provide such indemnification is subject to the consummation of the Offer, the Merger or a similar transaction prior to March 31, 1997.

  (b)(2) The Merger Agreement. The following is a summary of certain provisions of the Merger Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by this reference. For purposes of this Item 3(b)(2), except as set forth herein with respect to certain terms the meaning of which may not be readily apparent, capitalized terms used and not otherwise defined herein have the meanings given to such terms in the Merger Agreement. The following summary is qualified in its entirety by reference to the Merger Agreement.

  The Offer. The Merger Agreement provides for the making of the Offer by the Purchaser. Subject only to the Conditions, the Purchaser has agreed to accept for payment and pay for all Shares tendered pursuant to the Offer as soon as practicable following the Expiration Date (as defined below). The Merger Agreement provides that the Purchaser, subject only to the Conditions, will extend the period of time during which the Offer is open until the first business day following the date on which the Conditions are satisfied or waived; provided, that the Purchaser shall be permitted but shall not be obligated to extend the time the Offer is open if either (x) the Company is in breach in any material respect of its covenants or agreements contained in the Merger Agreement or (y) there is a reasonable likelihood that one or more of the Conditions cannot be satisfied; and provided, further, that the Purchaser shall in no event be permitted or obligated to extend the period of time the Offer is open beyond July 15, 1996. The Purchaser will not otherwise extend the period of time during which the Offer is open beyond the twentieth business day following commencement of the Offer unless any of the Conditions shall not have been satisfied. The term "Expiration Date" means 12:00 midnight, New York City time, on Thursday, March 21, 1996, unless and until the Purchaser, subject to the terms of the Merger Agreement, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.

  The obligation of the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to (i) the tender and non-withdrawal of Shares which, when added to the Shares then beneficially owned by Parent, constitute two-thirds of the outstanding Shares and represent two-thirds of the voting power of the outstanding Shares on a Fully Diluted Basis (as defined below), and (ii) the satisfaction of the other Conditions. The Purchaser has agreed that, without the written consent of the Company, no amendment to the Offer may be made which changes the form of consideration to be paid or decreases the price per Share or the number of Shares sought in the Offer or which imposes additional conditions to the Offer other than the Conditions or amends any other term of the Offer in any manner adverse to holders of Shares. "Fully Diluted Basis" means as of any date of determination a basis that includes all outstanding Shares, together with all Shares issuable upon exercise of vested Stock Options and warrants.

  The Merger. The Merger Agreement provides that, as soon as practicable following the purchase of Shares pursuant to the Offer, and the satisfaction or waiver of the other conditions to the Merger, or on such other date as the parties thereto may agree (such agreement to require the approval of the majority of the Continuing Directors (as defined below), if at that time there shall be any Continuing Directors), the Purchaser will be merged with and into the Company. The Merger shall become effective by filing with the Secretary of State of Indiana articles of merger in accordance with the relevant provisions of the Indiana Business Corporation Law (the "IBCL") at such time (the time the Merger becomes effective being the "Effective Time").

  At the Effective Time, (i) each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive $13.00 in cash, or any higher price paid per Share in the Offer, without interest thereon (the "Merger Price"); (ii) (a) each Share held in the treasury of the Company or held by any wholly owned subsidiary of the Company and each Share held by Parent or any wholly owned subsidiary of Parent immediately prior to the Effective Time will be cancelled and retired and cease to exist; provided, that Shares held beneficially or of record by any plan, program or arrangement sponsored or maintained for the benefit of employees of Parent or the Company or any subsidiaries thereof will not be deemed to be held by Parent or the Company regardless of whether Parent or the Company has, directly or indirectly, the power to vote or control the disposition of such Shares; and
(b) each Share held by any holder who has perfected any dissenters' rights under the IBCL, if applicable (the "Dissenting Shares"), will not be converted into or be exchangeable for the right to receive the Merger Price; and (iii) each share of common stock of the Purchaser issued and outstanding immediately prior to the time of the Effective Date will be converted into and exchangeable for one share of common stock of the Surviving Corporation.

  The Merger Agreement provides that the Articles of Incorporation and By-laws of the Purchaser as in effect at the Effective Time shall be the Articles of Incorporation and By-laws of the Surviving Corporation until amended in accordance with applicable law. The Merger Agreement also provides that (i) the directors of the Purchaser at the Effective Time will be the initial directors of the Surviving Corporation, (ii) the officers of the Company at the Effective Time will be the initial officers of the Surviving Corporation, and (iii) the initial officers and directors of the Surviving Corporation will hold office from the Effective Time until their respective successors are duly elected or appointed and qualify in the manner provided in the Articles of Incorporation and By-laws of the Surviving Corporation, or as otherwise provided by applicable law.

  Recommendation. In the Merger Agreement, the Company states that the Board of Directors of the Company (the "Board" or "Board of Directors") has unanimously (i) determined that the Offer and the Merger are fair to and in the best interests of the shareholders of the Company and (ii) subject to the fiduciary duties of the Board, resolved to recommend acceptance of the Offer and approval and adoption of the Merger Agreement and the Merger by the shareholders of the Company.

  Interim Agreements of Parent, the Purchaser and the Company. Except as contemplated by the Merger Agreement, the Company has covenanted and agreed that, during the period from the date of the Merger Agreement to the consummation of the Offer and, if Parent makes a request pursuant to Section
1.4 of the Merger Agreement, until such time as the directors designated by Parent in accordance with the Merger Agreement constitute in their entirety a majority of the Board (the "Board Reorganization"), the Company and its subsidiaries will each conduct its operations according to its ordinary course of business, consistent with past practice, and will use all reasonable efforts to (i) preserve intact its business organization, (ii) maintain its material rights and franchises, (iii) keep available the services of its officers and key employees, and (iv) keep in full force and effect insurance comparable in amount and scope of coverage to that maintained as of the date of the Merger Agreement.

  Without limiting the generality of and in addition to the foregoing, and except as otherwise contemplated by the Merger Agreement ,prior to the consummation of the Offer and the Board Reorganization, neither the Company nor any of its subsidiaries will, without the prior written consent of Parent:
(a) amend its charter, by-laws or other governing documents; (b) authorize for issuance, issue, sell, deliver or agree to commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities or amend any of the terms of any such securities or agreements (subject to certain exceptions); (c) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock or redeem or otherwise acquire any of its securities or any securities of its subsidiaries; (d) (i) pledge or otherwise encumber shares of capital stock of the Company or any of its subsidiaries; or (ii) incur, assume or prepay any long-term debt; or (iii) except in the ordinary course of business and consistent with past practices,
(A) incur, assume, or prepay letters of credit or any material short-term debt, (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for any material obligations of any other person except wholly owned subsidiaries of the Company, or (C) make any material loans, advances or capital contributions to, or investments in, any other person; or (iv) change the practices of the Company and its subsidiaries with respect to the timing of payments or collections; or (v) mortgage or pledge any assets or create or permit to exist any lien thereupon except certain permitted liens; (e) except (i) for arrangements entered into in the ordinary course of business consistent with past practices, (ii) as required by law or (iii) as specifically contemplated in the Merger Agreement, enter into, adopt or materially amend any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, pension, retirement, deferred compensation, employment, severance or other employee benefit agreements, trusts, plans, funds or other arrangements of or for the benefit or welfare of any Company employee (or any other person for whom the Company or its subsidiaries will have any liability), or (except for normal increases in the ordinary course of business that are consistent with past practices) increase in any manner the compensation or fringe benefits of any Company employee (or any other person for whom the Company or its subsidiaries will have any liability) or pay any benefit not required by any existing plan and arrangement (including the granting of stock options, stock appreciation rights, shares of restricted stock or performance units) or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; (f) (i) transfer, sell, lease, license or dispose of any lines of business, subsidiaries, divisions, operating units or facilities (other than facilities that have been closed or are currently proposed to be closed) outside the ordinary course of business,
(ii) enter into any material joint venture agreements, acquisition agreements or partnership agreements or (iii) enter into any other material agreement, commitment or transaction outside the ordinary course of business; (g) acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, (i) any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets of any other person, in each case where such action would be material to the Company and its subsidiaries taken as a whole or (ii) any facility or site upon which the Company intends to locate any facility; (h) except as may be required by law, take any action to terminate or materially amend any of its pension plans or retiree medical plans; (i) modify, amend, terminate or waive any rights under any material contract except in the ordinary course of business consistent with past practice (other than an arrangement, agreement or contract proposal previously submitted by the Company or a subsidiary thereof which proposal, upon acceptance thereof, cannot be revised or withdrawn); (j) effect any change in any of its methods of accounting in effect as of December 31, 1995, except as may be required by law or generally accepted accounting principles; (k) enter into any material arrangement, agreement or contract that, individually or in the aggregate with other material arrangements, agreements and contracts entered into after the date of the Merger Agreement, would have or constitute a Material Adverse Effect (as defined below) after the date of the Merger Agreement; and (l) enter into a legally binding commitment with respect to, or any agreement to take, any of the foregoing actions; provided, that with respect to Forum Retirement Partners, L.P. ("FRP") and Forum Retirement, Inc., the general partner of FRP ("FRI"), the Company is obligated only to use its reasonable efforts to cause FRP to comply with the foregoing provisions of the Merger Agreement (subject to the fiduciary duties of FRI, if then applicable). The parties to the Merger Agreement have agreed upon certain specific actions and transactions the Company may undertake prior to consummation of the Offer and the Board Reorganization upon consultation but without the prior consent of Parent, and certain other actions and transactions requiring the prior written consent of Parent.

  As used in the Merger Agreement with respect to the Company and its subsidiaries, "Material Adverse Effect" means any change, effect or circumstance that has had or could reasonably be expected to have a material adverse effect on (i) the business, results of operations, financial condition or prospects of the Company and its subsidiaries taken as a whole, or (ii) the ability of the Company to perform its material obligations under the Merger Agreement. In determining whether any change, effect or circumstance is or constitutes a Material Adverse Effect, effect will be given to any reserves set forth on the financial statements contained in the Company Quarterly Report on Form 10-Q for the quarter ending December 31, 1995 that specifically relates to the change, effect or circumstance in question. When used with respect to Parent or the Purchaser, however, the term "Material Adverse Effect" means any change, effect or circumstance that has had or could reasonably be expected to have a material adverse effect on (i) the business, results of operations, financial condition or prospects of Parent and its subsidiaries taken as a whole, or (ii) the ability of Parent or the Purchaser to perform its material obligations under the Merger Agreement.

  Acquisition Proposals. In the Merger Agreement, the Company has agreed that it and its officers, directors, employees, representatives and agents will immediately cease any existing discussions or negotiations with any parties conducted prior to the date of the Merger Agreement (subject to exceptions described below) with respect to any Acquisition Proposal (as defined below). The Company and its subsidiaries may not, and will use their best efforts to cause their respective officers, directors, employees and investment bankers, attorneys, accountants or other agents retained by the Company or any of its subsidiaries not to, (i) solicit, directly or through an intermediary, any inquiries with respect to, or the making of, any Acquisition Proposal, or (ii) except as permitted below, engage in negotiations or discussions with, or furnish any confidential information relating to the Company or its subsidiaries to any Third Party (as defined below) relating to an Acquisition Proposal (other than the transactions contemplated by the Merger Agreement). Notwithstanding anything to the contrary contained in the Merger Agreement, the Company (and any person referred to above) may furnish information to, and participate in discussions or negotiations with, any Third Party which submits an unsolicited written Acquisition Proposal to the Company if the Board by a majority vote determines, based as to legal matters upon the advice of legal counsel, that furnishing such information or participating in such discussions or negotiations is required by applicable law (including fiduciary principles thereof); provided, that nothing in the Merger Agreement shall prevent the Board from taking, and disclosing to the Company's shareholders, a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") with regard to any tender offer; and provided further, that the Company shall not enter into a written agreement with respect to a Third Party Proposal (as defined below) except concurrently with or after the termination of the Merger Agreement (except with respect to confidentiality agreements to the extent expressly provided therein). The Company shall promptly provide Parent with a reasonable description of any Acquisition Proposal received (including a summary of all material terms of such Acquisition Proposal and, unless it is prohibited from disclosing the same, the identity of the person making such Acquisition Proposal). The Company shall promptly inform Parent of the status and content of any discussions regarding any Acquisition Proposal with a Third Party. In no event shall the Company provide material, non-public information to any Third Party making an Acquisition Proposal unless such party enters into a confidentiality or similar agreement containing provisions believed by the Company to reasonably protect the confidentiality of such information. Promptly after entering into any confidentiality or similar agreement with any person on or after February 6, 1996, the Company shall notify Parent of such event and identify the person with whom the agreement was executed.

  "Acquisition Proposal" means any proposal, whether in writing or otherwise, made by a Third Party to enter into a Third Party Transaction. "Third Party Transaction" means the acquisition of beneficial ownership of all or a material portion of the assets of, or a majority equity interest in, the Company pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or other business acquisition or combination transaction involving the Company and its subsidiaries, including any single or multi-step transaction or series of related transactions which is structured to permit such Third Party to acquire beneficial ownership of any material portion of the assets of, or a majority of the equity interest in, the Company (other than the transactions contemplated by the Merger Agreement). "Third Party" means any person other than Parent, the Purchaser or any affiliate thereof.

  Notwithstanding any provision to the contrary in the foregoing, none of the Company, its subsidiaries and their respective officers, directors, employees, representatives, investment bankers, attorneys, accountants or other agents shall engage in negotiations or discussions with, or furnish any information to, either (x) any person (each such person, together with its affiliates, a "Pre-February 6 Party") (i) with whom the Company or any representatives or agents entered into a confidentiality agreement, (ii) with whom the Company or any of its representatives or agents have held substantive discussions regarding a Third Party Transaction or (iii) to whom the Company or its representatives or agents furnished non-public information, in any such case, prior to February 6, 1996, or (y) any person who first expressed an interest in making an Acquisition Proposal or first requested confidential information regarding the Company and its Subsidiaries after the twentieth business day after the Offer is actually commenced. With respect to persons (other than Pre-February 6 Parties) who first expressed interest in making an Acquisition Proposal or first requested confidential information regarding the Company and its subsidiaries prior to the twentieth business day after the Offer is actually commenced, none of the Company, its subsidiaries and their respective officers, directors, employees, representatives, investment bankers, attorneys, accountants or other agents shall engage in negotiations or discussions with, or furnish any information to, such persons after the twentieth business day after the Offer was actually commenced.

  Board Representation. The Merger Agreement provides that in the event that the Purchaser acquires at least a majority of the Shares outstanding on a Fully Diluted Basis pursuant to the Offer, Parent will be entitled to designate for appointment or election to the Board, upon written notice to the Company, such number of persons (each, a "Designated Director") so that such designees of Parent constitute the same percentage (but in no event less than a majority) of the Board (rounded up to the next whole number) as the percentage of Shares acquired in connection with the Offer. Prior to the consummation of the Offer, the Company will use reasonable best efforts to increase the size of the Board or to obtain the resignation of such number of directors as is necessary to enable such number of Parent designees to be so elected. In connection therewith, the Company will mail to the shareholders of the Company the information required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder unless such information has previously been provided to such shareholders in the Company's Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9"). Parent and the Purchaser will provide to the Company in writing, and be solely responsible for, any information with respect to such companies and their nominees, officers, directors and affiliates required by such Section and Rule. Notwithstanding the foregoing, the parties to the Merger Agreement will use their respective reasonable best efforts to ensure that at least three of the members of the Board will, at all times prior to the Effective Time, be Continuing Directors (as defined below). See Schedule I.

  "Continuing Director" means (a) any member of the Board as of the date of the Merger Agreement, (b) any member of the Board who is unaffiliated with, and not a Designated Director or other nominee of, Parent or the Purchaser or their respective subsidiaries, and (c) any successor of a Continuing Director who is (i) unaffiliated with, and not a Designated Director or other nominee of, Parent or the Purchaser or their respective Subsidiaries and (ii) recommended to succeed a Continuing Director by a majority of the Continuing Directors then on the Board.

  Miscellaneous Agreements. Pursuant to the Merger Agreement, if required under applicable law in order to consummate the Merger, the Company, acting through its Board, will, in accordance with applicable law, its amended and restated articles of incorporation and its by-laws: (a) duly call, give notice of, convene and hold a special meeting of its shareholders as soon as practicable following the consummation of the Offer for the purpose of considering and taking action on the Merger Agreement (the "Shareholders' Meeting"); (b) subject to its fiduciary duties under applicable laws as advised as to legal matters by counsel, include in the proxy statement or information statement prepared by the Company for distribution to shareholders of the Company in advance of the Shareholders' Meeting in accordance with Regulation 14A or Regulation 14C promulgated under the Exchange Act (the "Proxy Statement") the recommendation of its Board referred to above; and (c) use its reasonable efforts to (i) obtain and furnish the information required to be included by it in the Proxy Statement and, after consultation with Parent, respond promptly to any comments made by the Securities and Exchange Commission (the "Commission") with respect to the Proxy Statement and any preliminary version thereof and cause the Proxy Statement to be mailed to its shareholders following the consummation of the Offer and (ii) obtain the necessary approvals of the Merger Agreement by its shareholders. Parent will provide the Company with the information concerning Parent and the Purchaser required to be included in the Proxy Statement and will vote, or cause to be voted, all Shares owned by it or its subsidiaries in favor of approval and adoption of the Merger Agreement.

  Indemnification. In the Merger Agreement, Parent has agreed that, for six years after the Effective Time, Parent will cause the Surviving Corporation to indemnify, defend and hold harmless the present and former officers, directors, employees, agents and representatives of the Company and its subsidiaries (including financial and legal advisors to the Company in respect of the Merger Agreement and the transactions contemplated thereby), and each person that is an affiliate of the foregoing and has or may have liability in respect of any of the foregoing under respondeat superior, agency, controlling person or any other theory of liability for actions or failure to take action by another such person (the foregoing persons and entities, collectively, "Indemnified Parties"), against all losses, claims, damages or liabilities arising out of
(i) any action, suit or proceeding based in whole or in part on the Merger Agreement or the transactions contemplated thereby and (ii) without limiting the generality or effect of the foregoing, any actions or omissions occurring on or prior to the Effective Time to the full extent permitted or required under Indiana law, the Articles of Incorporation and By-Laws of the Company in effect at the date of the Merger Agreement and under all agreements to which the Company is a party as of the date of the Merger Agreement set forth in
Schedule 6.10 to the Merger Agreement, including provisions relating to advances of expenses incurred in the defense of any action or suit (including attorneys' fees of counsel selected by the Indemnified Party); provided that
(x) no Indemnified Party shall be entitled to indemnification for acts or omissions that constitute gross negligence, bad faith or willful misconduct, and (y) any determination required to be made with respect to whether an Indemnified Party's conduct complies with the standards set forth under Indiana law, the Articles of Incorporation or By-Laws of the Company or under the Merger Agreement will be made by independent counsel selected by the Indemnified Party and reasonably satisfactory to the Surviving Corporation. Nothing in the Merger Agreement will diminish or impair the rights of any Indemnified Party under the Articles of Incorporation or By-Laws of the Company or any agreement set forth on Schedule 6.10 to the Merger Agreement. The Surviving Corporation will maintain the Company's existing officers' and directors' liability insurance ("D&O Insurance") in full force and effect without reduction of coverage for a period of three years after the Effective Time; provided that the Surviving Corporation will not be required to pay an annual premium therefor in excess of 150% of the last annual premium paid prior to the date of the Merger Agreement (the "Current Premium"); and, provided, further, that if the existing D&O Insurance expires, is terminated or cancelled during the 3-year period, the Surviving Corporation will use reasonable efforts to obtain as much D&O Insurance as can be obtained for the remainder of such period for a premium on an annualized basis not in excess of 150% of the Current Premium.

  Reasonable Efforts; Consents and Certain Arrangements. Subject to the terms and conditions of the Merger Agreement, each of the parties thereto has agreed to use all reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement (including (i) cooperating in the preparation and filing of the Schedule 14D-1, the Schedule 14D-9, the Proxy Statement and any amendments to any thereof; (ii) cooperating in making available information and personnel in connection with presentations, whether in writing or otherwise, to prospective lenders to Parent and the Purchaser that may be asked to provide financing for the transactions contemplated by the Merger Agreement; (iii) taking all action reasonably necessary, proper or advisable to secure any necessary consents or waivers under existing debt obligations of the Company and its subsidiaries or amend the notes, indentures or agreements relating thereto to the extent required by such notes, indentures or agreements or redeem or repurchase such debt obligations; (iv) contesting any pending legal proceeding relating to the Offer or the Merger; and (v) executing any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement). In case at any time after the Effective Time any further action is necessary to carry out the purposes of the Merger Agreement, the proper officers and directors of each party thereto shall use all reasonable efforts to take all such necessary action. Each of the Company, Parent and the Purchaser shall cooperate and use their respective reasonable efforts to make all filings and obtain all consents and approvals of governmental authorities and other third parties necessary to consummate the transactions contemplated by the Merger Agreement. Each of the parties thereto will furnish to the other party such necessary information and reasonable assistance as such other persons may reasonably request in connection with the foregoing. As soon as practicable after the date of the Merger Agreement, Parent, the Purchaser and the Company will cause a motion to be filed with the United States Bankruptcy Court for the Southern District of Indiana, Indianapolis Division (the "Bankruptcy Court"), requesting, and thereafter use their reasonable efforts to obtain, the issuance of an order relating to the Company's Third Amended and Restated
Joint Plan of Reorganization, dated January 17, 1992, as amended (the "Plan of Reorganization") that, among other things, requires the Company to replace Shares presently reserved for certain disputed claims with a cash reserve to be held in a segregated account, with the amount of the initial reserve to be equal to (i) the number of Shares to which holders of the remaining disputed claims would have been permitted under the Plan of Reorganization if the claims had been allowed in full, multiplied by (ii) the Merger Price. Further, the Company will, upon the specific request of the Purchaser, use reasonable efforts to (i) exempt the Company, the Offer and the Merger from the requirements of any state takeover law by action of its Board and (ii) assist in any challenge by the Purchaser to the validity or applicability to the Offer or the Merger of any state takeover law.

  In addition to and without limiting the agreements of Parent and the Purchaser described in the preceding paragraph, Parent, the Purchaser and the Company will (i) take promptly all actions necessary to make the filings required of Parent, the Purchaser or any of their affiliates under the applicable Antitrust Laws, (ii) comply at the earliest practicable date with any request for additional information or documentary material received by Parent, the Purchaser or any of their affiliates from the Federal Trade Commission ("FTC") or the Antitrust Division of the Department of Justice ("Antitrust Division") pursuant to the Antitrust Laws, and (iii) cooperate with the Company in connection with any filing of the Company under applicable Antitrust Laws and in connection with resolving any investigation or other inquiry concerning the transactions contemplated by the Merger Agreement or any ancillary agreements commenced by any of the FTC, the Antitrust Division or any state attorney general.

  In furtherance and not in limitation of the covenants of Parent and the Purchaser described above, Parent, the Purchaser and the Company shall each use all reasonable efforts to resolve such objections, if any, as may be asserted with respect to the Offer or the Merger under any Antitrust Law. If any administrative, judicial or legislative action or proceeding is instituted (or threatened to be instituted) challenging the Offer or the Merger as violative of any Antitrust Law, Parent, the Purchaser and the Company shall each cooperate and use reasonable efforts to contest and resist any such action or proceeding, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) (any such decree, judgment, injunction or other order is hereafter referred to as an "Order") that is in effect and that restricts, prevents or prohibits consummation of the Offer or the Merger, including by pursuing all reasonable avenues of administrative and judicial appeal. The entry by a court of an Order permitting the Offer or the Merger, but requiring that any of the businesses, product lines or assets of the Company be held separate thereafter, or an offer of settlement substantially to the foregoing effect in any actual or threatened action, suit or proceeding, will not be deemed a failure of the Condition requiring that the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") shall have expired or been terminated, so long as such action is, in the good faith judgment of Parent, unlikely to have a material impact on the benefits Parent anticipates from the transactions contemplated by the Merger Agreement.

  Each of the Company, Parent and the Purchaser shall promptly inform the other party of any material communication received by such party from the FTC, the Antitrust Division, the Commission or any other governmental or regulatory authority regarding any of the transactions contemplated by the Merger Agreement. Parent and/or the Purchaser will promptly advise the Company with respect to any understanding, undertaking or agreement (whether oral or written) which it proposes to make or enter into with any of the foregoing parties with regard to any of the transactions contemplated by the Merger Agreement.

  "Antitrust Law" means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

  Employee Benefits; Employees. Until December 31, 1996, Parent has agreed to cause the Surviving Corporation to continue in all material respects the (i) employee benefit plans (including all employee benefit plans within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended), practices and policies which provide employee benefits to employees of the Company or any of its subsidiaries ("Company Employees") and
(ii) compensation arrangements, programs and plans providing employee or executive compensation or benefits, to Company Employees; provided that no individual plan or plans must be maintained by the Surviving Corporation so long as, in the aggregate, a substantially equivalent level of compensation or benefits is maintained.

  Parent has also agreed that the Company will honor and, on and after the Effective Time, Parent will cause the Surviving Corporation to honor, without offset, deduction, counterclaims, interruptions or deferment (other than withholdings under applicable law), all employment, severance, termination, consulting and retirement agreements to which the Company or any of its subsidiaries is presently a party ("Benefit Agreements"), subject in all respects to the right of the Company to amend or otherwise modify the terms and provisions of any such Benefit Agreements in accordance with the terms thereof. The parties have agreed that the Company will take certain actions with respect to severance and other employment-related matters.

  Representations and Warranties. The Merger Agreement contains certain representations and warranties of the parties including representations by the Company as to organization, capitalization, authority relative to the Merger Agreement, consents and approvals, absence of certain changes concerning the Company's business, undisclosed liabilities, reports, offer documents, defaults, litigation and compliance with law, employee benefit plans, assets, real property and intellectual property, certain contracts and arrangements, taxes, labor matters, licenses and permits and certain fees.

  Conditions to Merger. Pursuant to the Merger Agreement, the respective obligations of each of Parent, the Purchaser and the Company to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) the Merger Agreement shall have been adopted by the affirmative vote of the shareholders of the Company by the requisite vote in accordance with applicable law, if required by applicable law; (b) no statute, rule, regulation, order, decree, ruling or injunction shall have been enacted, entered, promulgated, enforced or deemed applicable by any court or governmental authority which prohibits the consummation of the Merger; (c) any waiting period applicable to the Merger under the HSR Act shall have terminated or expired; and (d) the Offer shall not have been terminated or expired in accordance with its terms and the terms of the Merger Agreement prior to the purchase of any Shares.

  Except if the Purchaser has accepted for payment and paid for Shares validly tendered pursuant to the Offer, or fails to accept for payment any Shares pursuant to the Offer in violation of the terms thereof, the obligations of the Company to effect the Merger are further subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) the representations and warranties of Parent and the Purchaser contained in the Merger Agreement shall be true and correct in all material respects at and as of the Effective Time as if made at and as of such time; and (b) each of Parent and the Purchaser shall have performed in all material respects its obligations under the Merger Agreement required to be performed by it at or prior to the Effective Time pursuant to the terms thereof.

  Except if the Purchaser has accepted for payment and paid for Shares validly tendered pursuant to the Offer, or fails to accept for payment any Shares pursuant to the Offer in violation of the terms thereof, the obligations of Parent and the Purchaser to effect the Merger are further subject to the satisfaction at or prior to the Effective Time of the following conditions:
(a) the representations and warranties of the Company contained in the Merger Agreement shall be true and correct in all material respects at and as of the Effective Time as if made at and as such time; and (b) the Company shall have performed in all material respects each of its obligations under the Merger Agreement required to be performed by it at or prior to the Effective Time pursuant to the terms thereof.

  Termination. The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time (notwithstanding approval of the Merger by the shareholders of the Company) prior to the Effective Time: (a) by mutual written consent of Parent, the Purchaser and the Company; (b) by Parent, the Purchaser or the Company if any court of competent jurisdiction in the United States or other United States governmental body shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger and such order, decree, ruling or other action is or shall have become nonappealable;
(c) by Parent and the Purchaser if due to an occurrence or circumstance which would result in a failure to satisfy any of the Conditions, but subject to the terms of the Merger Agreement, the Purchaser shall have (i) failed to commence the Offer within the time required by Regulation 14D under the Exchange Act,
(ii) terminated the Offer or (iii) failed to pay for Shares pursuant to the Offer on or prior to July 15, 1996; (d) by the Company if (i) there shall not have been a material breach of any representation, warranty, covenant or agreement on the part of the Company and the Purchaser shall have (A) failed to commence the Offer within the time required by Regulation 14D under the Exchange Act, (B) terminated the Offer or (C) failed to pay for Shares pursuant to the Offer on or prior to July 15, 1996 or (ii) prior to the twentieth business day after the Offer was actually commenced, a Third Party other than a Pre-February 6 Party shall have made an offer that the Board determines, based as to legal matters on the advice of legal counsel, it is required to accept by applicable law (including fiduciary principles thereof), provided, that any such termination of the Merger Agreement in accordance with clause (d) (ii) of this paragraph shall not be effective until payment of the fees and expenses required by the immediately succeeding two paragraphs; (e) by Parent or the Purchaser prior to the purchase of Shares pursuant to the Offer, if (i) there shall have been a breach of any representation or warranty on the part of the Company under the Merger Agreement having a Material Adverse Effect, (ii) there shall have been a breach of any covenant or agreement on the part of the Company under the Merger Agreement resulting in a Material Adverse Effect or materially adversely affecting the consummation of the Offer, which shall not have been cured prior to 20 days following notice of such breach, (iii) the Board (A) shall have withdrawn its approval or recommendation of the Offer, the Merger or the Merger Agreement, (B) shall have modified (including by amendment of Schedule 14D-9) in a manner adverse to the Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement, (C) shall have recommended to the Company's shareholders another offer, or (D) shall have adopted any resolution to effect any of the foregoing; provided that a change in the reasons for any such recommendation will not be deemed to be adverse to the Purchaser so long as the Board continues to recommend that shareholders tender their Shares pursuant to the Offer, or (iv) there shall not have been validly tendered and not withdrawn prior to the expiration of the Offer at least two-thirds of the Shares, determined on a Fully Diluted Basis, and on or prior to such date a person or group (other than Parent or the Purchaser) shall have made and not withdrawn a proposal with respect to a Third Party Transaction; (f) by the Company if (i) there shall have been a breach of any representation or warranty in the Merger Agreement on the part of Parent or the Purchaser which materially adversely affects the consummation of the Offer or (ii) there shall have been a material breach of any covenant or agreement in the Merger Agreement on the part of Parent or the Purchaser which materially adversely affects the consummation of the Offer which shall not have been cured prior to 20 days following notice of such breach; or (g) by Parent, Purchaser or the Company if the consummation of the Offer shall not have occurred on or prior to July 15, 1996. Pursuant to the Merger Agreement, in the event of the termination and abandonment of the Merger Agreement in accordance with its terms, the Merger Agreement shall forthwith become void and have no effect, without any liability on the part of any party thereto or its affiliates, directors, officers or shareholders, other than the provisions of the Merger Agreement relating to fees and expenses, governing law and dispute resolution, brokerage fees and commissions, indemnification and confidentiality of information. Notwithstanding the foregoing, no party will be relieved from liability that it may have for any breach of the Merger Agreement.

  Fees and Expenses. Pursuant to the Merger Agreement, if (i) Parent or Purchaser terminates the Merger Agreement pursuant to clause (e)(ii) or
(e)(iv) of the immediately preceding paragraph and within 12 months thereafter the Company enters into a definitive agreement providing for a Third Party Transaction involving any person (or any affiliate thereof) (A) with whom the Company (or its representatives or agents) have had substantive discussions regarding a Third Party Transaction, (B) to whom the Company (or its representatives or agents) furnished non-public information with a view to a Third Party Transaction or (C) who had submitted a proposal or expressed an interest in a Third Party Transaction, in the case of each of clauses (A), (B) and (C) after the date hereof and prior to such termination; provided that a sale of assets by the Company will constitute a Third Party Transaction for purposes of this clause (i) only if a majority of the assets of the Company are involved; or (ii) Parent or the Purchaser terminates the Merger Agreement pursuant to clause (e)(iii) of the immediately preceding paragraph; or (iii) the Company terminates the Merger Agreement pursuant to clause (d)(ii) of the immediately preceding paragraph; then, in each case, the Company shall pay to Parent, within one business day following the execution and delivery of such agreement or such occurrence, as the case may be, a fee, in cash, of $14 million; provided, that the Company in no event shall be obligated to pay more than one such $14 million fee with respect to all such agreements and occurrences and such termination.

  If Parent is entitled to receive the $14 million fee as described in the preceding paragraph, then the Company shall reimburse Parent, the Purchaser and their affiliates (not later than one business day after submission of statements therefor) for up to $1 million of actual documented out-of-pocket fees and expenses actually incurred by any of them or on their behalf in connection with the Offer and the proposed Merger (including fees payable to consultants, outside contractors, counsel to any of the foregoing and their accountants), whether incurred prior to or after the date of the Merger Agreement. The Company shall in any event pay the amount requested within one business day of such request, subject to the Company's right to demand a return of any portion as to which invoices are not received in due course.

  Except as specifically provided in the Merger Agreement, each party shall bear its own respective expenses incurred in connection with the Merger Agreement, the Offer and the Merger, including the preparation, execution and performance of the Merger Agreement and the transactions contemplated thereby, and all fees and expenses of investment bankers, finders, brokers, agents, representatives, counsel and accountants.

  Non-Solicitation. For a period of one year from any termination of the Merger Agreement, (i) the Company and its subsidiaries will not solicit for hire any of the employees of Parent or its subsidiaries with whom the Company and its subsidiaries and their representatives and agents have had contact during the investigation and negotiation of the Merger Agreement or otherwise prior to the termination of the Merger Agreement and (ii) Parent and its subsidiaries will not solicit for hire any of the employees of the Company or its subsidiaries with whom the Parent and its subsidiaries and their representatives and agents have had contact during the investigation and negotiation of the Merger Agreement or otherwise prior to the termination of the Merger Agreement.

  Amendment. The Merger Agreement may be amended by action taken by the Company, Parent and the Purchaser at any time before or after adoption of the Merger by the shareholders of the Company, if any; provided that (a) in the event that any Designated Directors constitute in their entirety a majority of the Board, no amendment shall be made which decreases the cash price per Share or which adversely affects the rights of the Company's shareholders hereunder without the approval of a majority of the Continuing Directors if at the time there shall be any Continuing Directors and (b) after the date of adoption of the Merger Agreement by the shareholders of the Company (if shareholder approval of the Merger is required by applicable law), no amendment shall be made which decreases the cash price per Share or which adversely affects the rights of the Company's shareholders hereunder without the approval of such shareholders. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of the parties.

  (b)(3) Shareholder Agreements. The following is a summary of certain provisions of the Shareholder Agreements (as defined below), copies of which are filed as Exhibits 9, 10 and 11 hereto and incorporated herein by this reference. The following summary is qualified in its entirety by reference to the Shareholder Agreements.

  The Purchaser and Parent have also entered into an agreement (each a "Shareholder Agreement") with each of Forum Holdings, L.P. ("Forum Holdings"), Apollo FG Partners, L.P. ("Apollo") and Forum/Classic, L.P. (collectively, the "Principal Shareholders"). Each Shareholder Agreement contains, among other representations and warranties, a representation and warranty by the Principal Shareholder as to its beneficial ownership of a specified number of Shares and Shares issuable upon exercise of warrants.

  Tender of Shares; Exercise of Warrants. Pursuant to the applicable Shareholder Agreement, each Principal Shareholder has agreed to tender and not withdraw all Shares beneficially owned by it (or to cause the record owner thereof to tender and not withdraw such Shares), pursuant to and in accordance with the terms of the Offer. The parties have agreed that the Principal Shareholder will, for all Shares tendered by the Principal Shareholder in the Offer and accepted for payment and paid for by the Purchaser, receive the same per Share consideration paid to other holders of Shares who have tendered into the Offer.

  The Principal Shareholders holding warrants have further agreed, prior to the expiration of the Offer, to exercise all such warrants that are currently exercisable for Shares and agreed that, prior to the purchase of Shares pursuant to the Offer, all other warrants shall be cancelled and extinguished for no additional consideration. Upon exercise of the warrants, and the purchase of Shares in accordance with the terms thereof, the Principal Shareholders receiving such Shares have agreed to tender (and not withdraw) such Shares pursuant to the Offer.

  Restrictions on Transfer and Proxies; No Solicitation. Each Principal Shareholder has agreed that it shall not directly or indirectly, except as expressly provided in the Shareholder Agreement, (i) transfer (including the transfer of any securities of an affiliate which is the record holder of Shares if, as the result of such transfer, such person would cease to be an affiliate of the Principal Shareholder) to any person any or all Shares; (ii) grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement, understanding or arrangement with respect to such Shares; or (iii) take any action that would make any representation or warranty of the Principal Shareholder contained in the Shareholder Agreement untrue or incorrect or would result in a breach by the Principal Shareholder of its obligations under the Shareholder Agreement.

  Each Principal Shareholder shall, and shall cause its affiliates, and its and their officers, directors, employees, representatives and agents (the "Covered Persons") to, immediately cease any existing discussions or negotiations with any parties conducted prior to execution of the Shareholder Agreement with respect to any Acquisition Proposal. Each Principal Shareholder will not, and will cause its Covered Persons not to, (i) solicit, directly or through an intermediary, any inquiries with respect to, or the making of, any Acquisition Proposal, or (ii) engage in negotiations or discussions with, or furnish any confidential information relating to the Company or its subsidiaries to, any Third Party relating to an Acquisition Proposal; provided, that nothing in the Shareholder Agreement shall prohibit a Principal Shareholder or any Covered Person in their capacities as officers, directors, employees, representatives and agents of the Company from taking or omitting to take any action permitted to be taken or omitted to be taken by the Company under Section 6.2 of the Merger Agreement.

  Termination. Each Shareholder Agreement shall terminate on the earliest of
(i) the purchase by Purchaser pursuant to the Offer of the Shares beneficially owned by the Principal Shareholder, (ii) termination of the Merger Agreement pursuant to and in conformity with Article VIII of the Merger Agreement (except that the

Shareholder Agreement shall not terminate based upon a termination of the Merger Agreement by the Company following (a) a breach of a representation or warranty in the Merger Agreement on the part of Parent or Purchaser which materially adversely affects the consummation of the Offer or (b) a material breach of any covenant or agreement in the Merger Agreement on the part of Parent or Purchaser which materially adversely affects the consummation of the Offer which shall not have been cured prior to 20 days following notice of such breach, in each case if Parent and Purchaser are challenging the ability of the Company to terminate the Merger Agreement pursuant to such provision(s)), and (iii) July 16, 1996.

  Voting of Owned Shares; Irrevocable Proxy. Each of Forum Holdings and Apollo (but not Forum/Classic, L.P.) further agreed, in the Shareholder Agreement to which it is a party, upon the request of Parent, to deliver to the Purchaser an irrevocable proxy in the form attached to its Shareholder Agreement (each, an "Irrevocable Proxy"). At the request of Parent, such Irrevocable Proxies were delivered to Parent by Forum Holdings and Apollo on February 20 and 21, 1996, respectively. Each Irrevocable Proxy grants to representatives of the Purchaser the right to vote all Shares held by the person providing such proxy under specified conditions.

  Each Irrevocable Proxy provides, among other things, that, so long as the Merger Price is at least $13.00 in cash (net to the seller), at any meeting of the Company's shareholders, the named proxies are authorized to vote all Shares covered by the Irrevocable Proxy in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval and adoption of the Merger Agreement and the terms thereof and each of the other actions contemplated by the Merger Agreement and the Shareholder Agreement and any actions required in furtherance thereof and against any actions that are adverse thereto.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (a) Board Recommendation. On February 15, 1996, the Board, by unanimous vote
(i) determined that the Offer and Merger were fair to and in the best interest of the Company and the shareholders of the Company, (ii) approved the Shareholder Agreements, the Merger Agreement, the Offer and the Merger, and
(iii) subject to the fiduciary duties of the Board, resolved to recommend acceptance of the Offer and adoption of the Merger Agreement by holders of the Shares. Accordingly, the Board, subject to its fiduciary duties, unanimously recommends that all shareholders accept the Offer and tender their Shares pursuant to the Offer.

  (b) Background of and Reasons for the Board Recommendation. From time to time, the Company has received inquiries from various parties regarding the Company's interest in pursuing a possible business combination transaction. The Company's position with respect to such inquiries has been that, while the Company was not for sale, the Company was prepared to consider inquiries from qualified potential acquirors and furnish information related thereto, subject to entering into appropriate confidentiality agreements.

  In September 1995, a representative of the Company contacted a representative of Parent to arrange a meeting. During the meeting, the Company's representative stated that the Company was considering an equity offering of its common stock in order to raise capital and to give greater liquidity to its existing shareholders. The Company's representative told Parent's representatives that the Company wanted to explore other available options before proceeding with the public sale of equity in the Company, including the possibility of combining the operations of Marriott's Senior Living Services Division with those of the Company.

  Following this meeting, Parent indicated it was interested in pursuing a possible acquisition of the Company and the parties agreed to continue discussions. In October 1995, the Company provided information to Parent relating to the Company's business and operations. Thereafter, representatives of Parent conducted due diligence reviews of the Company, and, on December 22, 1995, Parent and the Company signed a non-disclosure agreement concerning the materials being provided to Parent by the Company and an agreement limiting the ability of Parent to acquire securities of the Company. Representatives of the Company and Parent continued to discuss the terms of a possible transaction after the non-disclosure agreement was executed.

  While Parent's due diligence review of the Company's business and operations continued, representatives of Parent and the Company met to discuss the details of a possible acquisition of the Company by Parent. No agreement as to the terms of a possible transaction was reached during these meetings, either as to the price Parent was willing to pay or whether all assets of the Company would be acquired by Parent.

  Throughout January and early February of 1996, Parent and its representatives continued their due diligence review of the Company. Representatives of Parent and the Company had several telephone conversations about the terms and conditions of a possible transaction during this period, but again no agreement was reached.

  On February 7, 1996, the Company publicly announced that it was exploring possible alternatives to maximize value to shareholders.

  In addition to discussions with Parent, the Company engaged in discussions with other possible merger partners. Following the Company's February 7, 1996 public announcement that it was exploring possible alternatives to maximize shareholder value, the Company received various indications of interest in respect of a possible business combination transaction involving the Company. However, neither such discussions nor any such indications of interest was at a price at or in excess of $13.00 per Share.

  On February 8 and 9, 1996, representatives of Parent, the Company and the two principal shareholders of the Company met at the headquarters of Parent to determine whether they could reach agreement on the terms of a possible transaction. During the next several days, negotiations about the terms of a possible acquisition of the Company continued. Representatives of Parent and the Company ultimately agreed to recommend to their Boards of Directors the terms of an acquisition of the Company by Parent, subject to satisfactory conclusion of due diligence and negotiation of documentation acceptable to Parent and the Company.

  The Board met on February 7, 14 and 15, 1996 in respect of the indications of interest expressed to the Company and the alternatives available to the Company with respect thereto. At the meeting of the Board on February 15, 1996, the Board, by unanimous vote, took the actions described in Item 4(a) above. On February 15, 1996, the Shareholder Agreements and the Merger Agreement were entered into by the respective parties.

  In making the determination and recommendations described in Item 4(a) above, the Board considered a number of factors, including without limitation the matters referred to above in this Item 4(b) and the following:

    (i) The Company's existing competitive and market position and future prospects, including the Company's projected future results of operations.

    (ii) The alternatives available to the Company in light of the consideration proposed to be received for the Shares pursuant to the Offer and the Merger.

    (iii) The $13.00 per Share price to be received by holders of Shares in the Offer and the Merger compared to (a) historical and recent market prices for the Shares, (b) market prices for other companies believed to be comparable to the Company, and (c) prices paid in other acquisition transactions believed to be comparable to Parent's proposed acquisition transaction.

    (iv) The oral opinion of Smith Barney Inc. ("Smith Barney") rendered to the Board on February 15, 1996 (subsequently confirmed in writing by delivery of a written opinion dated such date) to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the $13.00 per Share price to be received by holders of Shares (other than Parent and its affiliates) in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of Smith Barney's written opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by

  Smith Barney, is filed as Exhibit 12 hereto and is incorporated herein by this reference. Smith Barney's opinion is directed only to the fairness, from a financial point of view, of the $13.00 per Share price to be received in the Offer and the Merger by holders of Shares (other than Parent and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any holder should tender Shares pursuant to the Offer. HOLDERS OF SHARES ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY.

    (v) The provisions of the Merger Agreement, including the no-shop covenant and provisions which permit the Company to terminate the Merger Agreement, upon payment to Parent of a break-up fee of $14 million, together with expenses not to exceed $1.0 million, in the event that the Board determines to withdraw its recommendation that shareholders accept the Offer based upon the Board's determination that such action is necessary to comply with its duties under applicable law.

    (vi) The failure of any other potential bidder to submit a proposal having terms more favorable than the terms proposed by Parent.

    (vii) The Board's view regarding the likelihood of a superior transaction.

    (viii) The willingness of the Principal Shareholders to enter into the Shareholder Agreements, pursuant to which, among other things, the Principal Shareholders agreed to tender and not withdraw the Shares owned by them for purchase by the Purchaser pursuant to the Offer.

    (ix) The fact that Parent's and Purchaser's obligations under the Offer were not subject to any financing condition.

    (x) Parent's financial condition and ability to meet its obligations under the Merger Agreement.

    (xi) The provisions of the Merger Agreement and other matters described in Item 3(b)(2) above.

  The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  The Company has retained Smith Barney as its financial advisor with respect to the Offer and the Merger. Pursuant to the terms of Smith Barney's engagement, the Company has agreed to pay Smith Barney for its services an aggregate fee of $750,000 payable in connection with Smith Barney's delivery of an opinion. The Company also has agreed to reimburse Smith Barney for reasonable travel and other out-of-pocket expenses, including legal fees and expenses, and to indemnify Smith Barney and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Smith Barney's engagement. In the ordinary course of business, Smith Barney and its affiliates may actively trade the securities of the Company and Parent for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

  Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company's shareholders with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  (a) Share Transaction in Last 60 Days. Except as described in Item 3 hereof and except for purchases of Shares in the open market by the Company's Employee Stock Purchase Plan in accordance with past practice, there have been no transactions in Shares which were effected during the last 60 days by the Company, or to the knowledge of the Company, any executive officer, director, affiliate or subsidiary of the Company.

  (b) Intent to Tender. To the knowledge of the Company, (i) each of its executive officers and directors and the Principal Shareholders presently intends to tender Shares to Purchaser pursuant to the Offer and (ii) none of such persons presently intends otherwise to sell any Shares which are owned beneficially or held of record by such persons. The foregoing does not include any Shares over which, or with respect to which, any such person acts in a fiduciary or representative capacity or is subject to instructions from a third party, as to which Shares, to the Company's knowledge, no determination has been made.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

  (a) Certain Negotiations. Except as referred to in Item 3(b) or Item 4 hereof, as of the date hereof, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization involving the Company or any subsidiary of the Company, (ii) a purchase, sale, or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company, or (iv) any material change in the present capitalization or dividend policy of the Company. Pursuant to the Merger Agreement, however, and as described under "Acquisition Proposals" in Item 3(b)(2) hereof, the Company may, subject to certain limitations, take certain actions in respect of proposed transactions necessary for the directors of the Company to discharge their fiduciary obligations under applicable law.

  (b) Antitrust. Under the HSR Act, and the rules that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by Purchaser pursuant to the Offer is subject to such requirements. Pursuant to the requirements of the HSR Act, Parent and the Company have filed the required Notification and Report Forms (the "Forms") with the Antitrust Division and the FTC. The statutory waiting period applicable to the purchase of Shares pursuant to the Offer is to expire at 11:59 P.M., New York City time, on the fifteenth day after Purchaser has filed its Form. However, prior to such date, the Antitrust Division or the FTC may extend the waiting periods by requesting additional information or documentary material relevant to the acquisition. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, on the tenth day after substantial compliance by Purchaser with such request. Thereafter, such waiting periods can be extended only by court order. A request is being made pursuant to the HSR Act for early termination of the applicable waiting period. There can be no assurance, however, that the waiting period will be terminated early.

  The Antitrust Division and the FTC frequently scrutinize the legality of transactions under the antitrust laws. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Purchaser or the Company. Private parties may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

 Exhibit 1 Agreement and Plan of Merger, dated as of February 15, 1996, by and among Marriott International, Inc., FG Acquisition Corp. and
             Forum Group, Inc.
 Exhibit 2   Press Release issued jointly by Marriott International, Inc. and
             Forum Group, Inc. published on February 16, 1996
 Exhibit 3   Information under the captions "Director Compensation,"
             "Compensation of Executive Officers," "Compensation Committee
             Report on Executive Compensation," "Certain Relationships and
             Transactions," and "Security Ownership of Certain Beneficial
             Owners and Management" as set forth in the Company's Proxy
             Statement, dated August 4, 1995, for its 1995 Annual Meeting of
             Shareholders
 Exhibit 4   Employment Agreement dated as of August 7, 1994, by and between
             Forum Group, Inc. and Mark L. Pacala (incorporated by reference to
             Exhibit 10(21) to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1995)
 Exhibit 5   Letter Agreement, dated as of May 5, 1995, by and between Forum
             Group, Inc. and Dennis L. Lehman
 Exhibit 6   Severance Plan
 Exhibit 7   Letter Agreement dated as of October 3, 1995, by and between Forum
             Group, Inc. and Investors GenPar, Inc.
 Exhibit 8   Letter Agreement dated as of October 3, 1995, by and between Forum
             Group, Inc. and Apollo Investment Fund
 Exhibit 9 Agreement and Irrevocable Proxy dated as of February 15, 1996, by and among Marriott International, Inc., FG Acquisition Corp.,
             Apollo FG Partners, L.P. and Forum Group, Inc.
 Exhibit 10 Agreement and Irrevocable Proxy dated as of February 15, 1996, by and among Marriott International, Inc., FG Acquisition Corp.,
             Forum Holdings, L.P. and Forum Group, Inc.
 Exhibit 11  Agreement dated as of February 15, 1996, by and among Marriott
             International, Inc., FG Acquisition Corp, and Forum/Classic, L.P.
 Exhibit 12* Opinion of Smith Barney Inc., dated February 15, 1996
 Exhibit 13* Letter to Shareholders of the Company, dated February 23, 1996

--------
* Included in materials sent to shareholders of the Company.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Forum Group, Inc.

                                                    /s/ Mark L. Pacala
                                          By: _________________________________
                                               Chairman and Chief Executive
                                                          Officer

Dated: February 23, 1996

                                                                     SCHEDULE I

                               FORUM GROUP, INC.
                      11320 RANDOM HILLS ROAD, SUITE 400
                            FAIRFAX, VIRGINIA 22030

                               ----------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

                               ----------------

             NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS
          IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                      NO PROXIES ARE BEING SOLICITED AND
              YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

                               ----------------

  This Information Statement is being mailed on or about February 23, 1996 as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of shares of the Common Stock, without par value (the "Shares"), of Forum Group, Inc., an Indiana corporation (the "Company"). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. This Information Statement is being furnished in connection with the designation by Marriott International, Inc., a Delaware corporation ("Parent"), and FG Acquisition Corp., an Indiana corporation and wholly owned indirect subsidiary of Parent ("Purchaser"), of persons (the "Designated Directors") to the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger dated as of February 15, 1996 (the "Merger Agreement") among the Company, Parent and Purchaser.

  NO ACTION IS REQUIRED BY THE SHAREHOLDERS OF THE COMPANY IN CONNECTION WITH THE ELECTION OF THE DESIGNATED DIRECTORS TO THE BOARD. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's shareholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.

  The Merger Agreement provides that in the event that Purchaser acquires at least a majority of the Shares outstanding on a fully diluted basis pursuant to the Offer, Parent will be entitled to designate for appointment or election to the Board, upon written notice to the Company, a number of Designated Directors such that Designated Directors constitute the same percentage (but in no event less than a majority) of the Board (rounded up to the next whole number) as the percentage of Shares acquired pursuant to the Offer. Prior to the consummation of the Offer, the Company will use reasonable best efforts to increase the size of the Board or to obtain the resignation of such number of directors as is necessary to enable such number of Parent designees to be so elected. Notwithstanding the foregoing, the parties to the Merger Agreement will use their respective reasonable best efforts to ensure that at least three of the members of the Board will, at all times prior to the Effective Time, be Continuing Directors. The term "Continuing Director" means (a) any member of the Board as of the date of the Merger Agreement, (b) any member of the Board who is unaffiliated with, and not a Designated Director, or other nominee of, Parent or Purchaser or their respective subsidiaries and (c) any successor of a Continuing Director who is (i) unaffiliated with, and not a Designated Director or other nominee of, Parent or Purchaser or their respective subsidiaries and (ii) recommended to succeed a Continuing Director by a majority of the Continuing Directors then on the Board.

  The Merger Agreement may be amended by action taken by the Company, Parent and Purchaser at any time before or after adoption of the Merger by the shareholders of the Company, if any; provided that (a) in the event that any Designated Directors constitute in their entirety a majority of the Board, no amendment shall be made which decreases the cash price per Share or which adversely affects the rights of the Company's shareholders thereunder without the approval of a majority of the Continuing Directors if at the time there shall be any Continuing Directors and (b) after the date of adoption of the Merger Agreement by the shareholders of the Company (if shareholder approval of the Merger is required by applicable law), no amendment shall be made which decreases the cash price per Share or which adversely affects the rights of the Company's shareholders thereunder without the approval of such shareholders.

  The information contained in this Information Statement concerning Parent, Purchaser and the Designated Directors has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information.

  The Parent has advised the Company that it currently intends to designate one or more of the persons listed in Schedule A attached hereto and incorporated herein by reference to serve as directors of the Company. The Parent has advised the Company that all of such persons have consented to act as directors of the Company, if so designated.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

GENERAL

  The outstanding voting securities of the Company as of February 15, 1996 consisted of (a) 22,539,831 Shares that were validly issued and outstanding,
(b) 1,671,750 Shares that were reserved for issuance pursuant to outstanding stock options (rights to stock options exercisable into 230,500 Shares had vested as of February 15, 1996), (c) 700,144 Shares that were reserved for issuance pursuant to warrants, (d) 262,793 Shares that were reserved for issuance upon exercise of rights pursuant to the Company's Third Amended and Restated Joint Plan of Reorganization, dated January 17, 1992, as amended (the "Plan of Reorganization"), and (e) 6,000 Shares that were reserved for issuance under certain circumstances to persons who are investors in the "Hearthside" joint venture with the Company (the "Hearthside Shares"). Each issued and outstanding Share is entitled to one vote on each matter.

  It is a condition to the Offer that an order of the Bankruptcy Court (the "Bankruptcy Order") be obtained that, among other things, terminates rights of persons to receive Shares under the Plan of Reorganization after the date of the Bankruptcy Order. Also, pursuant to their respective Shareholder Agreements described below (see "Shareholder Agreements"), Forum Holdings, L.P. ("Forum Holdings") and Apollo FG Partners, L.P. ("AFG") have agreed with Purchaser and Parent to exercise warrants resulting in the issuance, in the aggregate, of 700,144 Shares, and that all other warrants held by them will be cancelled.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

  The following table sets forth information as to the beneficial ownership of Shares by each person known to the Company, as of February 15, 1996, to own more than 5% of the Shares.

                                           AMOUNT AND NATURE      PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNER  OF BENEFICIAL OWNERSHIP (1) CLASS (2)
------------------------------------  --------------------------- ----------
Apollo FG Partners, L.P.                       9,429,640(3)          40.6%
 c/o Apollo Advisors, L.P.
 1999 Avenue of the Stars, Suite
 1900
 Los Angeles, California 90067
Forum/Classic, L.P.                            2,550,544(4)          11.0%
 200 West Madison Street
 39th Floor
 Chicago, Illinois 60606
Forum Holdings, L.P.                           9,429,640(5)          40.6%
 4200 Texas Commerce Tower West
 2200 Ross Avenue
 Dallas, Texas 75201

--------
(1) The amounts shown represent Shares with respect to which the named person has sole dispositive power. As a result of the provisions of the shareholders' agreement described below, each of AFG and Forum Holdings (collectively, the "Investors") may be deemed to have shared voting power with respect to, and thus to beneficially own, all of the 18,859,280 Shares beneficially owned by such persons in the aggregate (constituting 81.2% of Shares treated as outstanding as described in Note 2 below).

(2) The percentages shown are based on 23,239,975 Shares outstanding. This number includes (i) 149,607 Shares presently issuable at a nominal purchase price upon the exercise of certain warrants ("Special Warrants") issued pursuant to the Warrant Agreement, dated June 10, 1993 (the "Warrant Agreement"), between the Company and Citicorp USA, Inc. and (ii) 550,537 Shares presently issuable at a purchase price equal to $3.9766 per Share (subject to adjustment) upon the exercise of certain other warrants ("Warrants") issued pursuant to the Warrant Agreement.
(3) According to Amendment No. 8 to a Schedule 13D dated January 10, 1995 and filed with the Securities and Exchange Commission (the "SEC") by AFG, the number of Shares listed includes (i) 74,804 Shares purchasable by AFG upon exercise of Special Warrants and (ii) 275,268 Shares purchasable by AFG upon exercise of Warrants. The general partner of AFG is Apollo Investment Fund, L.P. ("AIF"), the managing general partner of AIF is Apollo Advisors, L.P. ("Apollo Advisors") and the general partner of Apollo Advisors is Apollo Capital Management, Inc. ("ACM"). By reason of various relationships among Messrs. Berg, Copses and Ressler and AFG and its affiliates, Messrs. Berg, Copses and Ressler may be deemed to beneficially own the Shares owned by AFG. Each of Messrs. Berg, Copses and Ressler disclaims beneficial ownership of such Shares. See "Security Ownership of Management" below.
(4) According to Amendment No. 1 to a Schedule 13D dated January 18, 1995 and filed with the SEC by Forum/Classic, L.P.
(5) According to Amendment No. 13 to a Schedule 13D dated January 10, 1995 (the "Forum Holdings 13D") and filed with the SEC by Forum Holdings and certain related entities (collectively, the "Forum Holdings Reporting Persons"), the number of Shares listed includes (i) 74,803 Shares purchasable by Forum Holdings upon exercise of Special Warrants and (ii) 275,269 Shares purchasable by Forum Holdings upon exercise of Warrants. According to the Forum Holdings 13D, each of the Forum Holdings Reporting Persons may, by reason of certain control relationships, be deemed to beneficially own all of the Shares owned directly by Forum Holdings. By reason of various relationships among Messrs. Decker, Read and Whitman and the Forum Holdings Reporting Persons, Messrs. Decker, Read and Whitman may be deemed to beneficially own the Shares owned by the Forum Holdings Reporting Persons. Each of Messrs. Decker, Read and Whitman disclaims beneficial ownership of such Shares. See "Security Ownership of Management" below.

SECURITY OWNERSHIP OF MANAGEMENT

  The following table sets forth information as of February 15, 1996 with respect to Shares beneficially owned by (i) each director, (ii) each Named Executive (as defined below), and (iii) all directors and executive officers of the Company as a group.

                                       AMOUNT AND NATURE
     NAME OF BENEFICIAL OWNER     OF BENEFICIAL OWNERSHIP (1) PERCENT OF CLASS
     ------------------------     --------------------------- ----------------
     Laurence M. Berg (2)........               -0-                 -0-%
     Peter P. Copses (2).........               -0-                 -0-
     Daniel A. Decker (3)........               -0-                 -0-
     James E. Eden...............               -0-                 -0-
     James R. Foulger............            15,000(4)               *
     Mark L. Pacala..............           160,000(5)               *
     Kurt C. Read (3)............               -0-                 -0-
     Antony P. Ressler (2).......               -0-                 -0-
     Robert A. Whitman (3).......               -0-                 -0-
     Margaret A. Wylde...........               -0-                 -0-
     Paul A. Shively.............            10,074(6)               *
     Brian C. Swinton............            44,950(7)               *
     Richard A. Huber............            11,500(8)               *
     All directors and executive
      officers as a group........           231,450(6)              1.0

--------
*  Represents less than 1% of the total number of Shares outstanding.
(1) Excludes the 18,859,280 Shares beneficially owned by the Investors.

(2) By reason of various relationships between Messrs. Berg, Copses and Ressler and AFG and its affiliates, Messrs. Berg, Copses and Ressler may be deemed to beneficially own the Shares owned by AFG. Each of Messrs. Berg, Copses and Ressler disclaims beneficial ownership of such Shares.
(3) By reason of various relationships between Messrs. Decker, Read and Whitman and the Forum Holdings Reporting Persons, Messrs. Decker, Read and Whitman may be deemed to beneficially own the Shares owned by the Forum Holdings Reporting Persons. Each of Messrs. Decker, Read and Whitman disclaims beneficial ownership of such Shares.
(4) Consists of 15,000 Shares purchasable upon the exercise of Mr. Foulger's option within 60 days after February 15, 1996. Mr. Foulger became Senior Vice President--Acquisitions of the Company in May 1995. Mr. Foulger is not a Named Executive for purposes of this Information Statement because he became an executive officer subsequent to the end of the Company's last full fiscal year.
(5) Consists of 160,000 Shares purchasable upon the exercise of Mr. Pacala's option within 60 days after February 15, 1996.
(6) Mr. Shively resigned all of his positions with the Company effective as of June 30, 1995. As a result, Mr. Shively's 10,074 Shares have been excluded from the aggregate Shares shown as held by all directors and executive officers as a group. However, Mr. Shively is a Named Executive for purposes of this Information Statement because his resignation occurred subsequent to the end of the Company's last full fiscal year.
(7) Includes 20,000 Shares purchasable upon the exercise of Mr. Swinton's option within 60 days after February 15, 1996.
(8) Includes 11,000 Shares purchasable upon the exercise of Mr. Huber's option within 60 days after February 15, 1996.

SHAREHOLDER AGREEMENTS

  Each of Forum Holdings and AFG has agreed to take all actions necessary to terminate, immediately prior to the consummation of the Offer, the Shareholders' Agreement, dated June 14, 1993, and amended and restated as of July 28, 1995, between Forum Holdings and AFG (the "Amended and Restated Shareholders' Agreement"). Pursuant to the Amended and Restated Shareholders' Agreement, the Investors had agreed that the right to nominate a majority of the Company's directors would be allocated between the Investors in proportion to their relative percentages of share ownership and that the remaining directors would consist of the Chief Executive Officer of the Company and other persons acceptable to each of the Investors. Pursuant to the Amended and Restated Shareholders' Agreement, AFG had nominated Messrs. Berg, Copses and Ressler and Forum Holdings had nominated Messrs. Decker, Read and Whitman for election as directors at the 1995 annual meeting of shareholders.

  The Purchaser and Parent have entered into an agreement (each, a "Shareholder Agreement") with each of Forum Holdings, AFG and Forum/Classic, L.P. (collectively, the "Principal Shareholders"). Each Shareholder Agreement contains, among other representations and warranties, a representation and warranty by the Principal Shareholder as to its beneficial ownership of a specified number of Shares and Shares issuable upon exercise of warrants.

  Tender of Shares; Exercise of Warrants. Pursuant to the applicable Shareholder Agreement, each Principal Shareholder has agreed to tender and not withdraw all Shares beneficially owned by it (or to cause the record owner thereof to tender and not withdraw such Shares), pursuant to and in accordance with the terms of the Offer. The parties have agreed that the Principal Shareholder will, for all Shares tendered by the Principal Shareholder in the Offer and accepted for payment and paid for by the Purchaser, receive the same per Share consideration paid to other holders of Shares who have tendered into the Offer.

  The Principal Shareholders holding warrants have further agreed, prior to the expiration of the Offer, to exercise all such warrants that are currently exercisable for Shares and agreed that, prior to the purchase of Shares pursuant to the Offer, all other warrants shall be cancelled and extinguished for no additional consideration. Upon exercise of the warrants, and the purchase of Shares in accordance with the terms thereof, the Principal Shareholders receiving such Shares have agreed to tender (and not withdraw) such Shares pursuant to the Offer.

  Restrictions on Transfer and Proxies; No Solicitation. Each Principal Shareholder has agreed that it shall not directly or indirectly, except as expressly provided in the Shareholder Agreement, (i) transfer (including the transfer of any securities of an affiliate which is the record holder of Shares if, as the result of such transfer, such person would cease to be an affiliate of the Principal Shareholder) to any person any or all Shares; (ii) grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement, understanding or arrangement with respect to such Shares; or (iii) take any action that would make any representation or warranty of the Principal Shareholder contained in the Shareholder Agreement untrue or incorrect or would result in a breach by the Principal Shareholder of its obligations under the Shareholder Agreement.

  Each Principal Shareholder shall, and shall cause its affiliates, and its and their officers, directors, employees, representatives and agents (the "Covered Persons") to, immediately cease any existing discussions or negotiations with any parties conducted prior to execution of the Shareholder Agreement with respect to any Acquisition Proposal. Each Principal Shareholder will not, and will cause its Covered Persons not to, (i) solicit, directly or through an intermediary, any inquiries with respect to, or the making of, any Acquisition Proposal, or (ii) engage in negotiations or discussions with, or furnish any confidential information relating to the Company or its subsidiaries to, any Third Party relating to an Acquisition Proposal; provided, that nothing in the Shareholder Agreement shall prohibit a Principal Shareholder or any Covered Person in their capacities as officers, directors, employees, representatives and agents of the Company from taking or omitting to take any action permitted to be taken or omitted to be taken by the Company under Section 6.2 of the Merger Agreement.

  Termination. Each Shareholder Agreement shall terminate on the earliest of
(i) the purchase by Purchaser pursuant to the Offer of the Shares beneficially owned by the Principal Shareholder, (ii) termination of the Merger Agreement pursuant to and in conformity with Article VIII of the Merger Agreement (except that the Shareholder Agreement shall not terminate based upon a termination of the Merger Agreement by the Company following (a) a breach of a representation or warranty in the Merger Agreement on the part of Parent or Purchaser which materially adversely affects the consummation of the Offer or
(b) a material breach of any covenant or agreement in the Merger Agreement on the part of Parent or Purchaser which materially adversely affects the consummation of the Offer which shall not have been cured prior to 20 days following notice of such breach, in each case if Parent and Purchaser are challenging the ability of the Company to terminate the Merger Agreement pursuant to such provision(s)), and (iii) July 16, 1996.

  Voting of Owned Shares; Irrevocable Proxy. Each of Forum Holdings and AFG (but not Forum/Classic, L.P.) further agreed, in the Shareholder Agreement to which it is a party, upon the request of Parent, to deliver to the Purchaser an irrevocable proxy in the form attached to its Shareholder Agreement (each, an "Irrevocable Proxy"). At the request of Parent, such Irrevocable Proxies were delivered to Parent by Forum Holdings and AFG on February 20 and 21, 1996, respectively. Each Irrevocable Proxy grants to representatives of the Purchaser the right to vote all Shares held by the person providing such proxy under specified conditions.

  Each Irrevocable Proxy provides, among other things, that, so long as the Merger Price is at least $13.00 in cash (net to the seller), at any meeting of the Company's shareholders, the named proxies are authorized to vote all Shares covered by the Irrevocable Proxy in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval and adoption of the Merger Agreement and the terms thereof and each of the other actions contemplated by the Merger Agreement and the Shareholder Agreement and any actions required in furtherance thereof and against any actions that are adverse thereto.

                            THE BOARD OF DIRECTORS

PARENT DESIGNEES

  Parent has informed the Company that the Designated Directors will consist of, or be selected from among, the six individuals identified on Schedule A annexed hereto. If the number of directors that the Parent may appoint is less than six, then the individuals identified on such Schedule A will be selected as Designated Directors in descending order. None of the potential Designated Directors or their associates is a director of, or holds any position with, the Company. To the best knowledge of the Company, none of the potential Designated Directors or their associates

(a) beneficially owns any equity securities of the Company, (b) has been involved in any transactions with the Company or any of its directors or executive officers or (c) has been involved in any legal proceedings or other matters that, in each case, are required to be disclosed pursuant to the rules and regulations of the SEC.

CURRENT DIRECTORS

  The Board is currently comprised of nine directors: Laurence M. Berg, Peter
P. Copses, Daniel A. Decker, James E. Eden, Mark L. Pacala, Kurt C. Read, Anthony P. Ressler, Robert A. Whitman and Margaret A. Wylde, Ph.D. The information set forth below is correct as of February 20, 1996.

  The Company's Articles of Incorporation and By-Laws provide that the directors of the Company shall be elected at the annual meeting of shareholders to serve until the next annual meeting of shareholders and until their respective successors shall have been elected and qualified.

                  NAME, PRINCIPAL OCCUPATION                    SERVED AS A
                   AND BUSINESS EXPERIENCE                     DIRECTOR SINCE AGE
                  --------------------------                   -------------- ---
LAURENCE M. BERG                                                    1994       29
  An associate of Apollo Capital Management, Inc. ("ACM") and
  Lion Capital Management, Inc. ("LCM"), each a general
  partner of Apollo Advisors, L.P. ("Apollo Advisors"), which acts as managing general partner of Apollo Investment Fund,
  L.P. ("AIF") and AIF II, L.P., securities investment funds, and Lion Advisors, L.P. ("Lion Advisors"), which serves as financial advisor and representative for certain
  institutional investors with respect to securities
  investments, since 1992; theretofore employed by Drexel
  Burnham Lambert Incorporated ("DBL"), an investment firm;
  director of CWT Specialty Stores, Inc., a company owning and operating women's specialty clothing stores.
PETER P. COPSES                                                     1993       37
  An officer of ACM and LCM since 1990; theretofore employed by Donaldson, Lufkin and Jenrette Securities Corporation, an
  investment firm, and by DBL; director of Family Restaurants,
  Inc. ("Family Restaurants"), a company engaged in the
  restaurant industry; Food 4 Less Holdings, Inc., a Southern
  California based supermarket operator; Dominick's Finer
  Foods, Inc., a Chicago based supermarket operator; and Zale
  Corporation, a company owning and operating jewelry stores.
DANIEL A. DECKER                                                    1993       43
  Partner of The Hampstead Group, L.L.C. ("Hampstead"), a
  privately held investment company, since 1990; theretofore a partner in the law firm of Decker, Hardt, Munsch and Dinan,
  P.C.; director of Bristol Hotel Company ("Bristol Hotels"), an owner and operator of 38 hotels in the Southwest and
  Southeast.
JAMES E. EDEN                                                       1993       58
  Owner of James E. Eden & Associates, a consulting firm
  specializing in the senior living and long-term care
  industry, President of Eden & Associates, Inc., a company
  engaged in the senior living and long-term care industry,
  and Chairman and Chief Executive Officer of Oakwood Living
  Centers, Inc., a company which owns and operates nursing
  homes and rehabilitation centers, since 1992; theretofore
  employed by Marriott Corporation ("Marriott")(/1/), a
  company which owns and operates, among other properties,
  senior living facilities, in various capacities including
  Executive Vice President and Vice President and General
  Manager, Senior Living Services Division; director of Omega
  Healthcare Investors, Inc., a real estate investment trust which owns long-term healthcare facilities.

--------
(/1/Prior)to October 8, 1993, Parent was a wholly-owned subsidiary of Marriott
    Corporation. Marriott Corporation separated Parent's businesses from its other businesses through a distribution to the holders of outstanding shares of Marriott Corporation common stock, on a share-for-share basis, of all the outstanding shares of Company common stock. Upon the consummation of the distribution, Parent became a separate, publicly held company and Marriott Corporation changed its name to Host Marriott Corporation.

                  NAME, PRINCIPAL OCCUPATION                    SERVED AS A
                   AND BUSINESS EXPERIENCE                     DIRECTOR SINCE AGE
                  --------------------------                   -------------- ---
MARK L. PACALA                                                      1994       40
  Chief Executive Officer of the Company since 1994 and
  Chairman of the Board since 1995; theretofore Senior Vice
  President of The Walt Disney Company, a company which, among other things, owns and operates theme parks and resorts.
KURT C. READ                                                        1995       33
  Vice President of Hampstead since 1990; theretofore an
  officer of Columbia Realty Group, a real estate investment advisory firm.
ANTONY P. RESSLER                                                   1993       35
  One of the founding principals of Apollo Advisors and Lion
  Advisors and an officer of ACM and LCM since 1990;
  theretofore Senior Vice President of DBL; director of Family
  Restaurants; Gillett Holdings, Inc., a company which owns
  the Vail and Beaver Creek ski resorts and a meat packing
  business; PRI Holdings, Inc., a company engaged in the
  manufacture of packaging materials; Dominick's Finer Foods,
  Inc., a Chicago based supermarket operator; and United
  International Holdings, Inc., a company engaged in the cable television industry.
ROBERT A. WHITMAN                                                   1993       42
  Chairman of the Board of the Company from 1993 through
  September 1995 and interim President and Chief Executive
  Officer of the Company from 1993 through 1994; President and
  Co-Chief Executive Officer of Hampstead since 1991;
  theretofore Managing Partner and Chief Executive Officer of
  Trammell Crow Ventures, the real estate investment, banking and investment management unit of Trammell Crow Company;
  director of Bristol Hotels, an owner and operator of 38
  hotels in the Southwest and Southeast; director of The Covey
  Leadership Center, Inc., a training and publishing firm; and
  director of Wyndham Hotel Company, Ltd., an owner and
  operator of hotels and resorts.
MARGARET A. WYLDE, PH.D.                                            1995       45
  President of ProMatura Group, a division of the Institute of
  Technology Development which provides market research,
  planning, product development and product testing services to businesses serving seniors, and Chairman of the Board of
  Directors of LifeSpec Cabinet Systems, Inc. ("LifeSpec"), a
  manufacturer of cabinetry designed for use in senior
  housing; director of LifeSpec and of the National
  Association of Senior Living Industries, the American
  Society on Aging and the Business Forum on Aging.

                   THE BOARD OF DIRECTORS AND ITS COMMITTEES

  The management of the Company is under the direction of the Board. The Board held five meetings during the Company's fiscal year ended March 31, 1995 ("Fiscal Year 1995"). Each director attended at least 75% of the meetings of the Board held while he or she was a director, and each director appointed to serve on one or more committees of the Board attended at least 75% of the meetings of such committee or committees held while he or she was a member thereof.

BOARD COMMITTEES

  The Board has established an Executive Committee, which has the authority, subject to applicable legal restrictions, to exercise all of the powers of the Board in the oversight of the management of the business and affairs of the Company. During Fiscal Year 1995, the Executive Committee met approximately 24 times. Messrs. Copses, Pacala and Whitman presently serve on the Executive Committee. The Board has authorized the Executive Committee to perform the functions of a nominating committee. Accordingly, the Executive Committee is also responsible for considering and making recommendations to the Board regarding nominees for election to the Board and Board committee assignments. The Executive Committee will consider recommendations for nominees for election to the Board which may be submitted by shareholders to the Secretary of the Company.

  The Board has established a Compensation Committee, which reviews executive salaries, administers the bonus, incentive compensation and stock option plans of the Company and approves salaries and other benefits of the executive officers of the Company. In addition, the Compensation Committee consults with the Company's management regarding pension and other benefit plans and compensation policies and practices of the Company. During Fiscal Year 1995, the Compensation Committee met two times. Messrs. Copses and Decker and Ms. Wylde presently serve on the Compensation Committee.

  The Board has established an Audit Review Committee, which reviews the professional services provided by the Company's independent auditors and the independence of such auditors from management of the Company. This Committee also reviews the scope of the audit by the Company's independent accountants, the annual financial statements of the Company, the Company's system of internal accounting controls and such other matters with respect to the accounting, auditing and financial reporting practices and procedures of the Company as it finds appropriate or as are brought to its attention, and meets from time to time with management. During Fiscal Year 1995, the Audit Review Committee met two times. Messrs. Berg, Eden and Read presently serve on the Audit Review Committee.

DIRECTOR COMPENSATION

  The Company pays each director who is not also a full-time employee of the Company an annual retainer of $15,000, payable quarterly, for his or her services as a director of the Company. In addition, each such director generally receives $500 for each meeting of any Board committee attended by such director. All directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with attendance at meetings of, and other activities relating to serving on, the Board and any Board committee. No compensation has been paid for attendance at meetings of the Executive Committee.

                               EXECUTIVE OFFICERS

  The names of the executive officers of the Company (other than Mr. Pacala, the Chief Executive Officer of the Company, who is also a member of the Board (see "The Board of Directors" above)), their positions and offices, business experience, terms of office and ages are as follows:

                                                              SERVED AS AN
               NAME, POSITIONS AND OFFICES,                 EXECUTIVE OFFICER
                  AND BUSINESS EXPERIENCE                         SINCE       AGE
               ----------------------------                 ----------------- ---
JAMES R. FOULGER                                                  1995         52
  Senior Vice President--Acquisitions of the Company since
  1995; theretofore President of Autumn America Retirement,
  Ltd. ("Autumn America"), a company which provides
  acquisition and management services to owners of senior
  living facilities. Mr. Foulger has responsibility for the
  Company's acquisition program.
DENNIS L. LEHMAN                                                  1995         40
  Senior Vice President and Chief Financial Officer since
  1995; theretofore Senior Vice President-Finance and Chief
  Financial Officer of Continental Medical Systems, Inc., a
  company which provides medical rehabilitation services.
  Mr. Lehman is the Company's principal financial officer.
BRIAN C. SWINTON                                                  1994         51
  Senior Vice President--Product Development, Research and
  Marketing of the Company since 1994; theretofore Vice
  President, Senior Living Services Division of Parent. Mr.
  Swinton is the Company's principal marketing executive.
RICHARD A. HUBER                                                  1993         35
  Vice President-Operations Finance of the Company since
  1993; theretofore Director-Operations Accounting and
  Analysis, Senior Living Services Division of Marriott.
  Mr. Huber is the Company's principal accounting officer
  and has also served as the Secretary of the Company since
  1995.

                      COMPENSATION OF EXECUTIVE OFFICERS

COMPENSATION SUMMARY

  The following table summarizes the compensation of the persons who served as Chief Executive Officer of the Company during Fiscal Year 1995 and each of the other four most highly compensated executive officers of the Company who were serving as such at the end of Fiscal Year 1995 (collectively, the "Named Executives") for the Company's last three fiscal years for services rendered in all capacities to the Company and its subsidiaries.

                          SUMMARY COMPENSATION TABLE

                                                                     LONG-TERM
                                                                   COMPENSATION
                                                               ---------------------
                                          ANNUAL COMPENSATION
        NAME AND            FISCAL YEAR   -------------------- SECURITIES UNDERLYING    ALL OTHER
   PRINCIPAL POSITION     ENDED MARCH 31, SALARY($)  BONUS($)    OPTION AWARDS (#)   COMPENSATION($)
   ------------------     --------------- ---------- --------- --------------------- ---------------
Mark L. Pacala,                1995(1)    $ 190,385  $ 100,000        800,000            $14,130(2)
 Chairman of the Board         1994             --         --             --                 --
 and Chief Executive           1993             --         --             --                 --
 Officer
Robert A. Whitman,             1995             -0-        -0-            -0-                -0-
 Interim President and         1994             -0-        -0-            -0-                -0-
 Chief Executive               1993             --         --             --                 --
 Officer(3)
Paul A. Shively,               1995         230,000        -0-            -0-              5,319(4)
 Senior Vice President,        1994         230,000     82,500            -0-              3,049
 Chief Financial Officer       1993         169,583        -0-            -0-            208,057
 and Treasurer(5)
Brian C. Swinton               1995         153,635     91,000        100,000             74,372(6)
 Senior Vice President--       1994(7)       25,961     39,063            -0-                500
 -                             1993             --         --             --                 --
 Product Development,
 Research and Marketing
Richard A. Huber               1995          87,077     65,000         55,000                822(8)
 Vice President--              1994(9)       49,039     36,095            -0-             39,788
 Operations Finance and        1993             --         --             --                 --
 Secretary

--------
(1) Mr. Pacala became Chief Executive Officer of the Company on October 24, 1994. Prior to that time, he was not an officer or employee of the Company.
(2) The amount shown represents payments made to Mr. Pacala in reimbursement of temporary living and relocation expenses incurred by him in connection with the commencement of his employment with the Company.
(3) While concurrently serving as President and Co-Chief Executive Officer of Hampstead, Mr. Whitman served as interim President and Chief Executive Officer of the Company from July 19, 1993 until Mr. Pacala commenced his employment with the Company on October 24, 1994. Prior to July 19, 1993, Mr. Whitman was not an officer of the Company. Mr. Whitman received no compensation from the Company for services rendered by him as interim President and Chief Executive Officer of the Company. See "The Board of Directors and its Committees--Director Compensation" with respect to compensation paid to members of the Board, including Mr. Whitman, and "Certain Relationships and Transactions--General and Administrative Services" for a discussion of a payment made in June 1994 by the Company to Forum Holdings in respect of various general and administrative services provided to the Company by Forum Holdings and its representatives, including, among others, Mr. Whitman's services as interim President and Chief Executive Officer of the Company.

(4) The amount shown represents employer contributions of $2,494 and $2,825 made to the Company's 401(k) Savings Plan and Employee Stock Purchase Plan, respectively, on behalf of Mr. Shively.
(5) Mr. Shively resigned all positions held by him with the Company and its subsidiaries and affiliates effective as of June 30, 1995 and received a severance payment of $254,200. Mr. Shively, however, has agreed to serve as a consultant to the Company on matters pertaining to the conduct of the business and operations of the Company and its affiliates.
(6) The amount shown represents payments made to Mr. Swinton in reimbursement of relocation expenses incurred by him in connection with the commencement of his employment with the Company.
(7) Mr. Swinton became Senior Vice President--Product Development, Research and Marketing of the Company on January 24, 1994. Prior to that time, he was not an officer or employee of the Company.
(8) The amount shown represents (i) payments of $416 made to Mr. Huber in reimbursement of relocation expenses incurred by him in connection with the commencement of his employment with the Company and (ii) employer contributions of $406 made to the Company's 401(k) Savings Plan on behalf of Mr. Huber.
(9) Mr. Huber became Vice President--Operations Finance of the Company on November 10, 1993. Prior to that time, he was not an officer or employee of the Company.

FISCAL YEAR 1995 STOCK OPTION GRANTS

  The following table sets forth certain information regarding grants of stock options made during Fiscal Year 1995 to the Named Executives pursuant to the Company's Equity Incentive Plan (the "Incentive Plan"). No grants of stock appreciation rights were made during Fiscal Year 1995 to any of the Named Executives.

                    STOCK OPTION GRANTS IN FISCAL YEAR 1995

                                                                                  POTENTIAL REALIZABLE VALUE
                                                                               AT ASSUMED ANNUAL RATES OF STOCK
                                                                                      PRICE APPRECIATION
                             INDIVIDUAL GRANTS                                         FOR OPTION TERM
------------------------------------------------------------------------------ --------------------------------
                                      % OF TOTAL
                         SECURITIES    OPTIONS             MARKET
                         UNDERLYING   GRANTED TO          PRICE ON
                          OPTIONS     EMPLOYEES  EXERCISE   GRANT
                          GRANTED     IN FISCAL   PRICE     DATE    EXPIRATION
          NAME              (#)       YEAR 1995   ($/SH)  ($/SH)(1)    DATE     0% ($)    5% ($)      10% ($)
          ----           ----------   ---------- -------- --------- ---------- -------------------- -----------
Mark L. Pacala..........  800,000(2)     60.9%    $5.875   $5.875     8/7/2004 $    -0- $ 2,955,805 $ 7,490,590
Robert A. Whitman.......      N/A         N/A        N/A      N/A          N/A      N/A         N/A         N/A
Paul A. Shively.........      N/A         N/A        N/A      N/A          N/A      N/A         N/A         N/A
Brian C. Swinton........  100,000(3)      7.6%      4.00     7.00   10/24/2004  300,000     740,226   1,415,620
Richard A. Huber........   55,000(3)      4.2%      4.00     7.00   10/24/2004  165,000     407,124     778,591

--------
(1) The "market price" shown is the average of the closing bid and asked prices for Shares as reported on the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ") on the grant date or, if such date was not a trading day, the trading day immediately preceding such date.
(2) The option vests in five equal annual installments commencing August 7, 1995.
(3) The option vests in five equal annual installments commencing October 24, 1995.

FISCAL YEAR-END OPTION VALUES

  The following table sets forth certain information regarding the total number of stock options held by each of the Named Executives, and the aggregate value of such stock options, on March 31, 1995. None of such stock options was exercisable as of such date.

                AGGREGATED OPTION EXERCISES IN FISCAL YEAR 1995
                       AND FISCAL YEAR-END OPTION VALUES

                                                      NUMBER OF
                                                     SECURITIES
                                                     UNDERLYING
                            SHARES                   UNEXERCISED   VALUE OF IN-THE-MONEY
                         ACQUIRED ON     VALUE       OPTIONS AT    UNEXERCISED OPTIONS AT
          NAME           EXERCISE (#) REALIZED ($) FISCAL YEAR-END FISCAL YEAR-END ($)(1)
          ----           ------------ ------------ --------------- ----------------------
Mark L. Pacala..........       0            0          800,000            $750,000
Robert A. Whitman.......       0            0              N/A                 N/A
Paul A. Shively.........       0            0              N/A                 N/A
Brian C. Swinton........       0            0          100,000             281,250
Richard A. Huber........       0            0           55,000             154,688

--------
(1) In-the-money options are options having a per Share exercise price below $6.8125, the average of the closing bid and asked prices for Shares as reported on NASDAQ on March 31, 1995. The dollar amounts shown represent the amount by which the product of $6.8125 and the number of Shares purchasable upon the exercise of such in-the-money options exceeds the aggregate exercise price payable upon such exercise.

EMPLOYMENT AGREEMENTS WITH EXECUTIVE OFFICERS

  The Company is presently a party to an employment agreement with Mark L. Pacala, Chairman and Chief Executive Officer of the Company, a copy of which is filed as Exhibit 4 to the Schedule 14D-9. Mr. Pacala's employment agreement provides for his employment as Chief Executive Officer of the Company for a term expiring on October 24, 1998. The agreement provides for a base salary of not less than $450,000 per year, plus an annual performance bonus in an amount up to 60% of his then-current annual base salary, such bonus to be determined by the Board or the Compensation Committee based upon performance objectives established by the Board or the Compensation Committee after consultation with Mr. Pacala. However, Mr. Pacala did not receive a bonus in respect of Fiscal Year 1995. Rather, he received a bonus in the amount of $270,000 on October 24, 1995, and any bonus otherwise payable to Mr. Pacala following the Company's fiscal year ending March 31, 1996 will be reduced by approximately $152,000. Pursuant to his employment agreement, Mr. Pacala was paid, in connection with the commencement of his employment with the Company, a one-time payment of $100,000 in order to induce him to forego the payment of an equivalent amount that would have been paid to him by his previous employer had he continued in his former employment and was granted an option to purchase 800,000 Shares at $5.875 per Share, the average of the closing bid and asked prices for Shares on NASDAQ on the trading day immediately preceding the date of grant, which option becomes exercisable in five equal annual installments commencing on August 7, 1995. The agreement also provides Mr. Pacala certain welfare benefits.

  If Mr. Pacala's employment is terminated by the Company other than for cause or as a result of death, disability or a change in control, the Company will for two years following such termination pay Mr. Pacala his then-current base salary (subject to offset for compensation received by Mr. Pacala from other parties) and provide him the welfare benefits that he was receiving immediately prior to his termination (subject to termination in the event that Mr. Pacala receives comparable benefits from a subsequent employer). If Mr. Pacala's employment is terminated by the Company (other than as a result of death or disability or for cause) or by Mr. Pacala (for any reason) within 12 months following a change in control, the Company will pay to Mr. Pacala a lump sum severance payment equal to two times his then-current base salary and will provide him the welfare benefits that he was receiving immediately prior to such termination. In those circumstances, in the event that the change in control occurs prior to April 24, 1996, Mr. Pacala would also have the right to cause the Company to repurchase the then-unexercised portion of his stock options at a price of $0.625 per Share then underlying such options.

  The Company is also presently a party to a letter agreement with Dennis L. Lehman, Senior Vice President and Chief Financial Officer of the Company, a copy of which is filed as Exhibit 5 to the Schedule 14D-9. Such agreement provides for the payment of certain severance benefits in the event Mr. Lehman's employment is terminated for any reason other than for cause.

  The consummation of the Offer and/or Merger constitutes a change in control under these agreements. The Company estimates that the maximum amount payable to Messrs. Pacala and Lehman pursuant to such agreements is approximately $1.2 million. The Merger Agreement provides that the Company will honor and, on and after the Effective Time, Parent will cause the Surviving Corporation to honor, all employment, severance, termination, consulting and retirement agreements to which the Company or any of its subsidiaries is a party on the date of the Merger Agreement, subject to the right of the Surviving Corporation to amend or otherwise modify the terms and provisions of any such agreements in accordance with the terms thereof. The Company believes that the foregoing covenant would apply to the agreements between the Company and each of Messrs. Pacala and Lehman.

SEVERANCE PLAN

  Pursuant to the Merger Agreement, Parent has agreed to adopt the following severance plan immediately following the Effective Time, which will supersede the existing severance pay policy of the Company. Employees at the corporate offices of the Company and its subsidiaries ("Forum") immediately before the earlier of the acquisition of the Shares pursuant to the Offer or the Effective Time (the "Acquisition Date") shall be subject to an Employee Protection Plan for Employees of Forum's Corporate Offices (the "Plan") following the Acquisition Date and subsequent integration of Forum into Marriott Senior Living Services, Inc. ("MSLS"). An "employee" for purposes of this Plan shall consist of all administrative and clerical staff, managers, directors, vice presidents and senior vice presidents of Forum who are employed at Forum's corporate offices immediately before the Effective Time, but shall not include the chief financial officer or chief executive officer of the Company.

  It is the intention of MSLS that Forum employees should continue to perform their normal job functions following the Acquisition Date, while MSLS undertakes an assessment of Forum's operations. Following such assessment period, MSLS will notify each Forum employee as to his or her eligibility for employment in a comparable position with MSLS. The date on which the employee receives notice of his or her eligibility for employment with MSLS shall be the "Employee's Notification Date."

  If MSLS offers a Forum employee a position with MSLS, and the employee accepts such offer, the employee shall be eligible to participate in the Parent's employee benefits plan and shall be subject to the policies and procedures applicable to all other MSLS employees. For purposes of any benefits program for which continuous length of service is a factor (including, but not limited to, insurance program effective dates, pre-existing condition waiting periods, retirement program entry dates and vesting, vacation, sick pay and other paid leave benefits, service awards and any other similar program), MSLS and Parent shall recognize service with Forum and its predecessors as employment with MSLS or any other Marriott division.

  If MSLS offers a Forum employee a position with MSLS, but the employee rejects such offer, the employee shall receive the following "Marriott International Income Extension Plan" benefits: (a) if MSLS shall provide the employee with at least thirty (30) days' notice as to his or her final date of employment (the "Job Elimination Date"), (b) as of the Job Elimination Date, the employee shall receive payment representing, (i) severance pay equal to one week's salary for each full year of service with Forum; provided, however, that no employee shall receive a severance payment of less than two (2) weeks' pay and (ii) payment for unused vested and unvested vacation leave, up to a maximum of thirty (30) days' leave.

  If MSLS does not offer the Forum employee a position with MSLS, the employee shall be eligible for the following: (a) the employee shall receive notice as to his or her Job Elimination Date, which date shall in no event be less than forty-five (45) days from the Employee Notification Date, and (b) throughout the period preceding the employee's Job Elimination Date, MSLS will provide general assistance to the employee in identifying vacant positions in other divisions of Parent for which the employee may be qualified. Reasonable accommodation will be made to allow an employee to look for another job during the notification period. If the employee is successful in obtaining employment in another division of Parent, the employee shall be eligible to participate in the Parent's employee benefit plans and shall be subject to the policies and procedures applicable to other employees of that Marriott division. The employee shall receive credit for prior service with Forum, as described above.

  If the employee has not obtained other employment with Parent as of the Job Elimination Date, the employee shall receive payment consisting of the following: (a) payment for unused vested vacation leave, up to a maximum of twenty (20) days leave and (b) a final severance payment which will include credit for unvested vacation leave, up to a maximum of fifteen (15) days' leave. The final severance payment will be determined based on the employee's position with Forum and shall be equal to the employee's base salary for a certain number of months (in the case of administrative/clerical staff, three
(3) months; in the case of managers, four (4) months; in the case of directors, five (5) months; and in the case of vice presidents and senior vice presidents, six (6) months) reduced by the amount of regular pay the employee received for time worked from the Employee's Notification Date through the Job Elimination Date.

  If a Forum employee resigns or is terminated for cause before the Employee's Notification Date or the employee's Job Elimination Date, the employee shall not be eligible for benefits under the Employee Protection Plan. The employee will, however, be eligible for any benefits applicable to the employee under group health plans maintained for former Forum employees as may be required under Section 601 of the Employee Retirement Income Security Act of 1974, as amended.

  In the event an employee is terminated by MSLS or Parent on or before March 31, 1997, other than for cause, such employee shall be eligible to receive the benefits described above as if such employee had not been offered a position with MSLS.

OPTIONS

  Pursuant to the Merger Agreement, all options and other rights to acquire Shares ("Stock Options") granted to employees under any stock option plan, program or similar arrangement of the Company or any subsidiary of the Company (each as amended, an "Option Plan"), whether or not then exercisable, will be cancelled by the Company immediately prior to the earlier of (x) the consummation of the Offer and (y) the Effective Time, and the holders thereof will be entitled to receive from the Company, for each Share subject to such Stock Option, an amount in cash equal to the difference between the Merger Price (as defined in the Merger Agreement) and the exercise price per share of such Stock Option, which amount will be paid at the time the Stock Option is cancelled. All applicable withholding taxes attributable to such payments will be deducted from the amounts payable and all such taxes attributable to the exercise of Stock Options will be withheld from the proceeds received in respect of Shares issuable on such exercise. Except as provided in the Merger Agreement or as otherwise agreed to by the parties and to the extent permitted by the Option Plans, the Option Plans will terminate as of the Effective Time and the provisions in any other plan providing for the issuance or grant by the Company of any interest in respect of the capital stock of the Company will be deleted as of the Effective Time.

                    CERTAIN RELATIONSHIPS AND TRANSACTIONS

SETTLEMENT OF CERTAIN LITIGATION

  Pursuant to a court-approved settlement agreement, during Fiscal Year 1995, the Company settled certain claims asserted by Forum/Classic, L.P., an entity affiliated with the Pritzker family, and others against the Company, the Investors and certain other persons (including persons who comprised the Board immediately prior to the recapitalization of the Company in 1993 (the "1993 Recapitalization")) in a suit filed in connection with the 1993 Recapitalization. In connection with the settlement, the Company reimbursed the plaintiffs for $500,000 of the expenses incurred by them in that litigation.

CERTAIN CONSULTING SERVICES

  The Company and Mr. Eden have entered into an agreement, effective as of March 31, 1995, pursuant to which Mr. Eden will render to the Company such consulting and advisory services as the Company's Chief Executive Officer may from time to time request regarding the Company and the retirement industry. In connection with the execution of the agreement, the Company paid to Mr. Eden $137,500 in respect of certain consulting services provided by him to the Company prior to such time, including services provided during Fiscal Year 1995. Under the agreement, which terminates on December 31, 1996, the Company will pay to Mr. Eden an annual retainer of $31,250 and certain additional amounts in certain circumstances.

GENERAL AND ADMINISTRATIVE SERVICES

  In July 1994, the Company paid $750,000 to Forum Holdings in respect of various general and administrative services provided to the Company by Forum Holdings prior to such date. Such services include, among others, arranging for and negotiating the Company's debt refinancing which was completed in February 1994 and negotiating the co-investment agreement which was entered into by the Company and National Guest Homes, LLC in July 1994. Services covered by such payment also include Mr. Whitman's services as interim President and Chief Executive Officer of the Company.

CERTAIN ACQUISITIONS

  In May 1995, the Company acquired from Autumn America, an affiliate of Forum Holdings, for $1.3 million, Autumn America's rights as the manager of five retirement communities and entered into new management contacts with the owners of such facilities (two of which are affiliates of Forum Holdings). Under each such management contract, the Company will receive in respect of management services to be provided by it thereunder a monthly management fee equal to 5% of gross collections. In connection with such acquisition, the Company also paid to Autumn America for disbursement to its management personnel $250,000 in cash in lieu of granting certain rights with respect to future acquisitions by the Company. Of such amount, $150,000 was disbursed to James R. Foulger, formerly the President of Autumn America, who, upon the consummation of such acquisition, became Senior Vice President--Acquisitions of the Company.

  In May 1995, the Company acquired for $1.7 million an 80% interest in the retirement community now known as The Forum at the Woodlands (the "Woodlands Property"). The remaining 20% interest in the Woodlands Property is owned by an unaffiliated co-investor. In connection with such acquisition, an affiliate of Forum Holdings (the "Holdings Affiliate") was granted a carried interest in the Woodlands Property in exchange for assigning its rights to purchase such property to the Company and its 20% co-investor. Commencing May 1996, the Holdings Affiliate may require the Company to purchase, and the Company may require the Holdings Affiliate to sell to the Company, such carried interest for a price between $0.8 million and $1.7 million, depending on the performance of the Woodlands Property and sales of related tax-exempt bonds.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

  Section 16(a) of the Exchange Act requires directors and executive officers of the Company, and persons who own more than 10% of the issued and outstanding Shares, to file reports of ownership and changes in ownership with the SEC. Directors, executive officers and greater than 10% shareholders are required by SEC regulation to furnish the Company copies of all Section 16(a) forms they file. Except as described below, to the Company's knowledge, based solely on review of those copies and written representations that no Forms 5 were required, the Company's directors, executive officers and greater than 10% shareholders complied with all applicable Section 16(a) filing requirements during Fiscal Year 1995. Mr. Swinton has failed to file the required forms with the SEC in connection with three transactions resulting in changes in his beneficial ownership that occurred during Fiscal Year 1995 and two such transactions that occurred during the Company's current fiscal year.

                                                                      SCHEDULE A

  The following table sets forth the name, age, present principal occupation or employment and material occupation, positions, offices or employment for the past five years of each of Parent's potential designees to the Company's Board. The business address for each potential designee is c/o Marriott International, Inc., 10400 Fernwood Road, Bethesda, Maryland 20817. Each potential designee is a citizen of the United States.

                                             PRESENT PRINCIPAL OCCUPATION
                                                  OR EMPLOYMENT AND
                                                      FIVE-YEAR
              NAME               AGE              EMPLOYMENT HISTORY
              ----               ---         ----------------------------
 William J. Shaw                  50 Mr. Shaw is President and a Director of
 President of Purchaser;             Purchaser. Mr. Shaw was elected President
 Executive Vice President and        of the Marriott Service Group in February
 President--Marriott Service         1992, which now comprises Parent's Contract
 Group of Parent                     Services Group. He joined Marriott
                                     Corporation in 1974, was Corporate
                                     Controller in 1979 and a Vice President in
                                     1982. In 1985, he assumed responsibility
                                     for Marriott Corporation's tax department
                                     and risk management department and was
                                     elected Senior Vice President--Finance. In
                                     1986, Mr. Shaw was elected Senior Vice
                                     President--Finance and Treasurer of
                                     Marriott Corporation. He was elected
                                     Executive Vice President of Marriott
                                     Corporation and promoted to Chief Financial
                                     Officer in April 1988.
 Paul E. Johnson, Jr.             48 Mr. Johnson is Vice President and a
 Vice President and Director of      Director of Purchaser, and Executive Vice
 Purchaser; Executive Vice           President and General Manager of the Senior
 President and General Manager       Living Services Division of Parent. Mr.
 of Senior Living Services           Johnson joined Marriott Corporation in 1983
 Division of Parent                  in Corporate Financial Planning & Analysis.
                                     In 1987, he was promoted to group vice
                                     president of finance and development for
                                     the Marriott Service Group and later
                                     assumed responsibility for real estate
                                     development for Marriott Senior Living
                                     Services. During 1989, he served as vice
                                     president and general manager of Marriott's
                                     Travel Plazas division. Mr. Johnson
                                     subsequently served as vice president and
                                     general manager of Marriott Family
                                     Restaurants from December 1989 through
                                     1991. In October 1991, he was appointed to
                                     his present position as executive vice
                                     president and general manager of Marriott
                                     Senior Living Services.
 Terrence P. Morrow               48 Mr. Morrow is Treasurer and a Director of
 Treasurer and Director of           Purchaser. Mr. Morrow is Vice President of
 Purchaser; Vice President--         Finance for Marriott Senior Living Services
 Finance, Senior Living Services     with responsibility for the Accounting,
 Division of Parent                  Finance and Information Systems functions
                                     of the business. Mr. Morrow has worked for
                                     Marriott since 1970 and has been in his
                                     current job since 1990. Previously, he was
                                     Vice President of Marriott Suites and Vice
                                     President of Internal Audit for Marriott
                                     Corporation. Mr. Morrow also spent 17 years
                                     in the Hotel Division where he held
                                     positions as a Hotel Controller, Regional
                                     Controller and Vice President Area
                                     Controller.
 Lawrence B. Murphy               38 Mr. Murphy is a Vice President of the
 Vice President of Purchaser;        Purchaser. Mr. Murphy joined Parent in 1983
 Vice President--Operations of       and served in various capacities in its
 the Senior Living Services          Lodging Division, including Vice President
 Division of Parent                  of Rooms Operations, Vice President of
                                     Service Development and General Manager,
                                     until March 1995 when he joined the Senior
                                     Living Services Division as Vice President
                                     for Operations.

                                                                       OR EMPLOYMENT AND
                                                                           FIVE-YEAR
         NAME                 AGE                                      EMPLOYMENT HISTORY
         ----                 ---                                 ----------------------------
Edward L. Bednarz              53       Mr. Bednarz is a Vice President of the Purchaser. Mr. Bednarz joined the Law Department
Vice President of Purchaser;            of Parent in 1973 and has served as the principal attorney for the Senior Living Services
Associate General Counsel of            Division since 1992.
Parent

G. Cope Stewart III            54       Mr. Stewart is a Vice President of the Purchaser. Mr. Stewart has served as Associate
Vice President of Purchaser;            General Counsel, Corporate Affairs Department, of Parent since February 1994. From 1986
Associate General Counsel of            to 1994, Mr. Stewart was a partner in the Washington, D.C. law firm of Arent Fox Kintner
Parent                                  Plotkin & Kahn. Prior to 1986, Mr. Stewart was engaged in the private practice of law in
                                        Washington, D.C.